Exhibit 2.1

ASSET PURCHASE AND SALE AGREEMENT

by and between

CHAPARRAL ENERGY, L.L.C. and

CHAPARRAL CO2, L.L.C. and

CHAPARRAL REAL ESTATE, L.L.C.
(Collectively Seller)

and

PERDURE PETROLEUM, LLC
(Purchaser)

dated October 13, 2017

TABLE OF CONTENTS

1.	PURCHASE AND SALE1
1.1	Agreement to Sell and Purchase1
1.2	Assets1
1.3	Effective Date4
1.4	Gauging and Strapping4
1.5	Records4
1.6	Excluded Assets5
2.	SALE AND PURCHASE6
2.1	Purchase and Sale6
2.2	Purchase Price6
2.3	Performance Deposit7
2.4	Determination of Adjusted Purchase Price7
2.5	Payment of Adjusted Purchase Price9
2.6	Tax Purchase Price Allocations9
3.	TITLE MATTERS9
3.1	Access to Records and Assets9
3.2	Definitions10
3.3	Notice of Title Defect13
3.4	Remedies for Title Defects14
3.5	Procedure for Resolving Title Defects14
3.6	Value of Defects15
3.7	Interest Additions16
3.8	Right to Terminate Agreement16
3.9	Expert Determination.17
3.10	Preferential Purchase Rights and Consents to Assign18
4.	CASUALTY LOSS.19
4.1	Casualty Loss19
5.	ENVIRONMENTAL CONDITION20
5.1	Physical Condition of the Assets20
5.2	Environmental Assessment.20
5.3	Environmental Defect Notice22
5.4	Remedies for Environmental Defects22
5.5	Procedure for Resolving Environmental Defects23
5.6	Definitions24

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6.	REPRESENTATIONS OF SELLER25
6.1	Disclaimers, Waivers and Agreements of the Parties.25
6.2	Representations and Warranties26
6.3	Knowledge30
7.	REPRESENTATIONS OF PURCHASER30
7.1	Representations and Warranties30
7.2	Knowledge32
8.	PRE-CLOSING OBLIGATIONS OF SELLER32
8.1	Operations32
8.2	Contracts33
8.3	Compensation of Seller33
8.4	Permissions34
8.5	Defaults34
8.6	Operatorship34
8.7	Geological and Geophysical Information35
9.	PRE-CLOSING OBLIGATIONS OF PURCHASER35
9.1	Return of Data35
9.2	Efforts35
10.	CONDITIONS OF SELLER TO CLOSING35
10.1	Representations35
10.2	Performance36
10.3	Governmental Consents36
10.4	Injunction36
10.5	Pending Matters36
10.6	Title and Environmental Defects36
11.	CONDITIONS OF PURCHASER TO CLOSING36
11.1	Representations36
11.2	Performance36
11.3	Governmental Consents37
11.4	Injunction37
11.5	Pending Matters37
11.6	Title and Environmental Defects37
11.7	Release of Liens37
12.	CLOSING37
12.1	Time and Place of the Closing37

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12.2	Change of the Closing Date37
12.3	Calculation of Adjusted Purchase Price37
12.4	Failure to Close38
12.5	Closing Obligations38
12.6	Conveyance40
13.	POST-CLOSING OBLIGATIONS40
13.1	Post-Closing Adjustments.40
13.2	Receipts and Credits41
13.3	Assumption and Indemnification.42
13.4	Disclaimers44
13.5	Method of Asserting Claims44
13.6	Payment45
13.7	Recording45
13.8	Cooperation and Further Assurances46
14.	BUREAU OF INDIAN AFFAIRS LEASES46
14.1	BIA Leases46
14.2	BIA Lease Revenues46
14.3	Operation of BIA Leases46
15.	TERMINATION47
15.1	Right of Termination47
15.2	Effect of Termination47
16.	TAXES48
16.1	Apportionment of Ad Valorem and Property Taxes48
16.2	Sales Taxes48
16.3	Other Asset Taxes49
16.4	Income Taxes49
16.5	Cooperation49
16.6	Tax Indemnity49
17.	MISCELLANEOUS49
17.1	Entire Agreement49
17.2	Waiver50
17.3	Headings50
17.4	Assignment50
17.5	No Third Party Beneficiaries50
17.6	Governing Law50
17.7	Notices50
17.8	Execution in Counterparts51
17.9	Expenses51

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17.10	Confidentiality.51
17.11	Exhibits and Schedules51
17.12	Publicity; Public Disclosure52
17.13	Use of Seller’s Names52
17.14	Severability52
17.15	Affiliate52
17.16	Survival; Certain Limitations.52
17.17	Attorney’s Fees53
17.18	Certain Limitations53
17.19	Exchange54
17.20	Written Instructions54

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Exhibits

Exhibit A-Leases

Exhibit B-Wells/Units

Exhibit B-1-WI/NRI/Allocated Values

Exhibit C-Pipeline Assets

Exhibit D-General Assignment

Exhibit EFee Surface Acreage

Schedules

Schedule 1.6 - Excluded Assets

Schedule 2.4.15 - Suspense Funds

Schedule 2.6-Tax Allocations

Schedule 3.2.2(ix) - Permitted Encumbrances - Tax Liens

Schedule 5.6.2 - Environmental Defects

Schedule 6.2.6	-Pending Claims and Litigation
Schedule 6.2.7	-Violations of Law

Schedule 6.2.8-Gas Imbalances

Schedule 6.2.9-Material Contracts

Schedule 6.2.10 -Environmental Issues

Schedule 6.2.11 -Consents

Schedule 6.2.12 -Preferential Purchase Rights

Schedule 6.2.14 -Wells and Equipment

Schedule 6.2.15 -Pipelines

Schedule 6.2.16 -Permits

Schedule 6.3 -Knowledge Persons

Schedule 8.1-Outstanding AFE’s and Commitments

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ASSET PURCHASE AND SALE AGREEMENT

This Asset Purchase and Sale Agreement (this “Agreement”) is made and entered into this 13 day of October, 2017, by and between Chaparral Energy, L.L.C., an Oklahoma limited liability company, Chaparral CO2, L.L.C., an Oklahoma limited liability company, Chaparral Real Estate, L.L.C., an Oklahoma limited liability company (collectively “Seller”), having as its address 701 Cedar Lake Boulevard, Oklahoma City, Oklahoma 73114, and Perdure Petroleum, LLC, a Delaware limited liability company (“Purchaser”), having as its address 12012 Wickchester Lane, Suite 660, Houston, Texas 77079.  Sellers and Purchaser are sometimes collectively referred to in this Agreement as the “Parties” or individually as a “Party”.

W I T N E S S E T H:

WHEREAS, Seller is the owner of the Assets (as defined below); and

WHEREAS, Seller is willing to sell and deliver to Purchaser, and Purchaser is willing to purchase and receive from Seller, the Assets upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises of the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.PURCHASE AND SALE

1.1Agreement to Sell and Purchase

.  Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and receive, and Seller agrees to sell, assign, transfer, convey, and deliver, the Assets, as of the Effective Date (as defined below).

1.2Assets

.  The term “Assets” as used herein shall mean, subject to the provisions of Section 1.6, all of Seller’s right, title and interest in and to the following:

1.2.1

All mineral interests, royalty interests, oil, gas and mineral leases, leasehold interests, subleases, overriding royalty interests, net profits interests, production payments, operating rights, carried interests, reversionary interests, conversion rights and options, and other similar interests of whatever kind or character, whether legal or equitable, vested or contingent (collectively, “Hydrocarbon Interests”), which authorize or relate to the exploration for and production of Hydrocarbons in and under, or the right to share in production or the proceeds of production of Hydrocarbons produced from, the lands described in Exhibit A attached hereto, including, without limitation, those Hydrocarbon Interests described in Exhibit A and other Hydrocarbon Interests covering lands pooled, unitized or communitized with the lands described in Exhibit A.  All such Hydrocarbon Interests described in this Section 1.2.1 are hereinafter collectively called the “Properties” and singularly a “Property.”

1.2.2

All crude oil, natural gas, condensate, casinghead gas, distillate, natural gasoline, natural gas liquids, plant products, refined petroleum products, other liquid or gaseous hydrocarbons of any type and chemical composition (including, without limitation,

35861583.5 085636.0101-1-

coalbed methane), sulphur, other gases (including, without limitation, hydrogen and carbon dioxide), and every other mineral or substance, or any of them, the right to explore for which, or an interest in which, is granted pursuant to the Properties (collectively “Hydrocarbons”) (i)  produced from or allocable to the interests of Seller in the Properties and existing in pipelines, storage tanks, or other processing or storage facilities upstream of the delivery points to the relevant purchasers on the Effective Date, and (ii) produced from or allocable to such interests of Seller on and after the Effective Date.

1.2.3

To the extent assignable, all currently existing contracts, agreements and instruments, to the extent applicable to the Oil and Gas Properties, including, without limitation, any and all surface leases; rights-of-way and easements; operating agreements; consulting agreements; exploration agreements; Hydrocarbon purchase, sales, exchange, processing, gathering, storage, treatment, compression, transportation and balancing agreements; farmout and farmin agreements; dry hole, bottom hole, acreage contribution, purchase and acquisition agreements; area of mutual interest agreements; salt water injection and disposal agreements; service contracts; unitization, communitization or pooling agreements; permits; licenses; servitudes; and all other similar contracts and agreements and any amendments thereto relating to the Properties (collectively, the “Existing Contracts”); provided, however, that (i) where an Existing Contract covers and relates to the Properties and to other properties, rights or interests owned by Seller, the term Existing Contract shall be limited to such rights thereunder that relate exclusively to the Properties and (ii) “Existing Contracts” shall exclude (A) any master services agreements, and (B) any Property, Easement, Permit and the assignments or conveyances in Seller’s chain of title to the Properties.

1.2.4

Pooled, communitized or unitized acreage which includes all or any part of the lands covered by the Properties, and all tenements, hereditaments, and appurtenances belonging thereto, together with all units formed under orders, rules, regulations, or other official acts of any Governmental Body having jurisdiction, voluntary unitization agreements, designations and/or declarations, and so-called “working interest units” created under operating agreements or otherwise relating to the Properties (the “Units”).

1.2.5

All (i) surface and subsurface machinery, equipment, platforms, facilities, pipelines, supplies and other personal property and fixtures of whatsoever kind or nature used or held for use with the operation of the Oil and Gas Properties or the production, treatment, storage, disposal or transportation of Hydrocarbons or water produced from the Oil and Gas Properties, including the pipeline systems set forth on Exhibit C (the “Pipeline Assets”), (ii) all oil wells, gas wells, water wells, salt water disposal wells, CO2 wells, and injection wells, whether producing, non-producing, plugged and abandoned or temporarily abandoned wells located on the Properties or used or operated exclusively in connection with the operation of the Properties (collectively, the “Wells”), including, without limitation, the Wells listed on Exhibit B attached hereto, and (iii) all wellhead equipment, casing, tubing, rods, pumping units and engines, christmas trees, derricks, separators, compressors, dehydration units, heater-treaters, boilers, valves, gauges, meters, pumps, generators, motors, gun barrels, flow lines, tanks and tank batteries, water lines, gas lines, gas processing plants and other plants, gathering lines, laterals and trunklines, gas systems (for gathering, treating and compression), chemicals, solutions, water systems (for treating, disposal and/or injection), power plants, poles, lines, transformers, starters, controllers, machine shops, tools, storage yards and equipment stored therein, buildings and camps, telegraph, telephone and other communication systems, loading docks, loading racks and shipping facilities, equipment and facilities, and any and all additions, accessions to, substitutions and replacements of any of the foregoing, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto, located on or used exclusively in connection with the operation of the Oil and Gas Properties (all such machinery, equipment, platforms, facilities, supplies and other property, excluding, however, the Wells, being collectively called the “Personal Property”).

1.2.6

All rights and obligations with respect to Hydrocarbon overproduction and underproduction from the Properties, including, without limitation, the right and obligation to balance in kind or by cash payment, together with all plant and transportation imbalances to the extent attributable to the Properties and all make up rights with respect to take-or-pay payments.

1.2.7

All (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Assets with respect to periods of time from and after the Effective Date and (ii) liens and security interests in favor of Seller or its Affiliates, whether choate or inchoate, under any Applicable Law or Existing Contract to the extent arising from, or relating to, the ownership, operation or sale or other disposition on or after the Effective Date of any of the Assets or to the extent arising in favor of Seller as the operator or non-operator of any of the Oil and Gas Properties.

1.2.8

All rights of Seller to audit the records of any person and to receive refunds or payments of any nature, and all amounts of money relating thereto, whether before, on or after the Effective Date, to the extent relating to obligations assumed by Purchaser pursuant to this Agreement.

1.2.9

To the extent transferable, all Permits, approvals, consents, certificates and other authorizations, and other rights granted by third parties, and all certificates for convenience or necessity immunities, privileges, grants, and other similar rights that are required for, or used or held for use in, the ownership or operation of the Assets.

1.2.10

All easements, licenses, servitudes, rights-of-way, surface leases, right of use and easement and other rights to use the surface and subsurface appurtenant thereto, to the extent used or held for use in connection with the Assets (the “Easements”).

1.2.11

To the extent held, used or held for use in the operation of the Assets, (i) all inventories of pipe, equipment and other Personal Property and (ii) all cars, trucks, trailers, backhoes, graders and other similar rolling stock and equipment.

1.2.12	The fee surface acreage set forth on Exhibit E.
1.2.13

All of the applicable files, records and data directly relating to the items described in subsections 1.2.1 through 1.2.12 (but including only copies of the hereinafter described Tax and accounting records), including, without limitation, joint interest billings, check receipts and third party disbursement records, copies of records relating to Property Taxes and severance, sales, excise, and other production-related Taxes, legal files, land and lease files, title records, title opinions, property ownership reports, maps, abstracts, regulatory records, division order records, contracts, geological, geophysical and seismic data, and except where the transfer or disclosure of such data and records is restricted by agreement with third parties or excluded by the terms of this Agreement (as more fully set forth in Sections 1.6 and 8.7; provided, however, that Seller shall use commercially reasonable efforts to obtain waivers to any such transfer or disclosure restrictions), production records, electric logs, core data, pressure data and decline curves and graphical production curves, and all related matters in the possession of Seller (collectively the “Records”); provided, however, that Seller has the rights with respect to such Records as provided in Section 1.5 below.

1.3Effective Date

.  Ownership of the Assets shall be transferred from Seller to Purchaser at the Closing (as defined below), but shall be effective as provided in Section 2.4 below as of 7:00 a.m. (local time where the Assets are located) on June 1, 2017, (the “Effective Date”).  Except to the extent accounted for in adjustments to the Purchase Price under Section 2.4 and subject to the provisions herein, Seller shall be entitled to any amounts realized from and accruing to the Assets (including contract rights, gas contract settlements, take-or-pay claims, and other claims and causes of action) for all periods prior to the Effective Date and shall be liable for the payment of all Property Costs incurred by Seller prior to the Closing and attributable to periods prior to the Effective Date.  Except to the extent accounted for in adjustments to the Purchase Price under Section 2.4 and subject to the provisions herein, Purchaser shall be entitled to any amounts realized from and accruing to the Assets for all periods on and after the Effective Date, and shall be liable for the payment of all expenses relating to the Assets and attributable to all periods on and after the Effective Date.

1.4Gauging and Strapping

.  Seller has caused the oil storage facilities on or utilized in connection with the Properties to be gauged or strapped as of the Effective Date for those Properties for which a Seller serves as operator.  Seller also has caused the gas production meter charts (or if such do not exist, the sales meter charts) on the pipelines transporting gas production from the Assets to be read as of the Effective Date for those Properties for which a Seller serves as operator.  Prior to the Closing, Purchaser shall be provided with access to the records of the gauging, strapping or chart reading for the purpose of verifying such records.  For those Properties not operated by a Seller, applicable state regulatory agency production reports or records shall be used to determine the amount of oil in storage or gas existing in the pipeline as of the Effective Date.  If such state records or reports are not available or sufficient, Seller’s reasonable estimate based on historical data shall be used.

1.5Records

.  Seller shall deliver to Purchaser, within thirty (30) days after the Closing or such later time as Purchaser may request, but in no event later than ninety (90) days after the Closing, all Records, including in electronic form where available.  Seller shall have the right to make and retain such copies of the Records as Seller may desire prior to the delivery of the Records to Purchaser.  Purchaser, for a period of three (3) years after the Closing, shall further make available to Seller (at the location of such Records in Purchaser’s organization) access to the Records during normal business hours, upon written request of Seller, and Seller shall have the right to copy at its own expense and retain such copies of the Records.  If, however, Purchaser elects to destroy any of the Records, either before or after the expiration of such three (3) year period, Purchaser shall give to Seller written notice of such intent at least thirty (30) days prior to such destruction, and Seller shall have the option, at its expense, of having such Records delivered to them.  This obligation shall be an obligation running with the land, and Purchaser shall include the obligations set forth in this Section 1.5 as an obligation of any subsequent purchaser of any of the Properties in the applicable purchase and sale agreement with, and/or assignment to, such subsequent purchaser.  Except as expressly provided in this Agreement or in the General Assignment, Seller makes no representation or warranty, and expressly disclaims all representations and warranties as to the accuracy or completeness of the Records that it may provide or disclose to Purchaser.

1.6Excluded Assets

.  Seller excepts, reserves, and retains to itself the following rights, properties and assets:  (i) all corporate, financial, legal, and (except as provided in Section 1.2.13) Tax records of Seller, including, without limitation, all documents protected by the attorney-client privilege (other than title opinions); (ii) all deposits, cash, checks, cash equivalents and funds attributable to the Assets for the period prior to the Effective Date; (iii) all rights, interests, and claims that any Seller may have under any policy of insurance or indemnity, surety bond, or any insurance or condemnation proceeds or recoveries from third persons relating to property damage or Casualty Loss affecting the Assets occurring prior to the Effective Date; (iv) except to the extent related to any Assumed Obligations, all claims, whether in contract, in tort, or arising by operation of law, and whether asserted or unasserted as of the Closing Date, that any Seller may have against any person arising out of acts, omissions, or events, or injury to or death of persons or loss or destruction of or damage to property, relating in any way to the Assets that occurred prior to the Effective Date; provided, however, that no such claim may be settled, compromised, or otherwise resolved in a manner that results in an obligation borne by Purchaser or the Assets on and after the Effective Date without the prior written consent of Purchaser, which shall not to be unreasonably withheld or delayed; (v) all exchange traded futures contracts and over-the-counter derivative contracts of Seller as to which Seller has an open position as of the Effective Date; (vi) any and all rights to use Seller’s names, marks, trade dress or insignia, or to use the name of Seller, and all of Seller’s intellectual property, including, without limitation, proprietary or licensed computer software; patents; trade secrets; copyrights; geological and geophysical information and data (including, without limitation, conventional 2-D and 3-D seismic data) licensed from third persons, and Seller’s proprietary interpretations thereof; economic analyses; and pricing forecasts; (vii) all amounts due or payable to Seller as adjustments to insurance premiums related to the Assets for periods prior to the Effective Date; (viii) all claims of Seller for any Tax refunds and loss carry-forwards and carry-backs with respect to any Taxes relating to the Assets for periods prior to the Effective Date; (ix) to the extent related to the Retained Liabilities or other matters for which Seller is obligated to indemnify Purchaser hereunder, all audit rights and all amounts due or payable to Seller as refunds, adjustments, or settlements of disputes arising under the Properties or the Existing

Contracts for periods prior to the Effective Date; (x) to the extent not included in definition of “Assets”, all inventories of pipe, equipment and other Personal Property; (xi) to the extent not included in definition of “Assets”, all rights, titles, and interests of Seller in and to all tools, equipment and similar personal property temporarily located on the Properties or the lands attributable thereto; (xii) to the extent not included in definition of “Assets”, all cars, trucks, trailers, backhoes, graders and other similar rolling stock and equipment; (xiii) all other interests, rights, property, and assets of Seller not located on or used in connection with the Assets or otherwise specifically included in the definition of the Assets; and (xiv) any items listed on Schedule 1.6.

2.SALE AND PURCHASE

2.1Purchase and Sale

.  At the Closing, Seller shall sell, assign, transfer, and convey to Purchaser, and Purchaser shall purchase and pay for, the Assets, and Purchaser shall also assume the Assumed Obligations as set forth in Section 13.3.1.

2.2Purchase Price

.  The purchase price to be paid by Purchaser to Seller with respect to the Assets shall be One Hundred Seventy Million Dollars U.S. ($170,000,000) (the “Purchase Price”), subject to the adjustments provided in Section 2.4.  The amount of the Purchase Price has been agreed to taking into account, among other factors, the perceived value of the Assets and Purchaser’s assumption of the Assumed Obligations as set forth in Section 13.3.1.

2.2.1	Additional Consideration

. For each Month during, and including, the period of January 1, 2018 through December 31, 2020, if (i) the produced volumes of oil production attributable to Purchaser’s Net Revenue Interest in the Assets (the “Purchaser’s Actual Production”) for such Month are greater than the volumes of oil production from the Assets that are subject to a Hedge Contract (the “Hedged Production”) for such Month and (ii) the average sale price for the Purchaser’s Actual Production for such Month (net of any amounts payable as severance, sales, excise and other production-related Taxes, transportation costs and differential) is greater than the price received by Purchaser in respect of the Hedged Production for such Month, Purchaser shall pay Seller (x) the difference between the Purchaser’s Actual Production for such Month and the Hedged Production for such Month, multiplied by (y) the difference between the average sale price for the Purchaser’s Actual Production for such Month (net of any amounts payable as severance, sales, excise and other production-related Taxes, transportation costs and differential) and the price received by Purchaser in respect of the Hedged Production for such Month, multiplied by (z) thirty percent (30%) (the “Additional Consideration”); provided, however, that notwithstanding anything to the contrary set forth herein, in no event shall Purchaser be obligated to pay to Seller any amounts hereunder in respect of Additional Consideration in excess of an aggregate Seventeen Million Dollars ($17,000,000).  The Additional Consideration shall be a part of the purchase price for the Assets.  Purchaser shall settle the amount of Additional Consideration due on a quarterly basis and shall deliver to Seller all amounts in respect of Additional Consideration owed for a calendar quarter not later than sixty (60) days after the end of the applicable calendar quarter.

2.3Performance Deposit

.  As evidence of good faith intentions to consummate the transactions contemplated hereby, Purchaser shall tender to JP Morgan Chase Bank  N.A. (the “Escrow Agent”) a cash performance deposit in the amount of seven percent (7%) of the Purchase Price, said amount being Eleven Million Nine Hundred Thousand Dollars U.S. ($11,900,00) (the “Performance Deposit”) on the date this Agreement is executed.  If this Agreement is terminated by Seller pursuant to Section 15.1.2, the Parties shall jointly instruct the Escrow Agent to release the Performance Deposit to Seller as liquidated damages representing Seller’s sole remedy for Purchaser’s failure to consummate the transaction contemplated herein (without waiving any indemnification obligation of Purchaser).  The Parties agree that the Performance Deposit is a reasonable sum considering all the circumstances existing on the date of this Agreement, including the relationship of the sum to the range of harm to Seller that reasonably could be anticipated and the anticipation that proof of actual damages would be costly or inconvenient.  If this Agreement is terminated for any reason other than Section 15.1.2, the Parties shall jointly instruct the Escrow Agent to release the Performance Deposit to Purchaser.  In the event the transactions contemplated herein close, the Performance Deposit and any interest and/or income accumulated thereon shall be credited against the Purchase Price payable by Purchaser hereunder.

2.4Determination of Adjusted Purchase Price

.  The net purchase price for the Assets (the “Adjusted Purchase Price”) shall be determined as follows (in each case, without duplication):

2.4.1	The Purchase Price;
2.4.2

Plus the amount of the value of all merchantable Hydrocarbons produced from or allocable to the Properties existing in pipelines, storage tanks (other than tank bottoms below the load flange), or other processing or storage facilities (including, without limitation, unsold inventories of plant products owned by Seller, if any) upstream of the delivery points to the relevant purchasers as of the Effective Date, the value to be based on the contract price applicable to such Hydrocarbons in effect as of the Effective Date (or the market value, if there is no contract price, in effect as of the Effective Date), less (i) amounts payable as severance, sales, excise, and other production-related Taxes, royalties, overriding royalties, and other similar burdens upon such Hydrocarbons, (ii) transportation fees and post-production costs and (iii) gravity adjustments deducted by purchasers of such Hydrocarbons;

2.4.3

Plus the amount of all Property Costs incurred by Seller prior to the Closing which are attributable to periods on and after the Effective Date, including, without limitation:  rentals, shut-in well payments, and other lease maintenance payments; capital costs not otherwise prohibited by the terms of this Agreement (including, without limitation, drilling costs, completion costs, acreage expenditures, acquisition expenditures, seismic expenditures, and waterflood expenditures); to the extent authorized pursuant to Section 8.3, Seller charges and overhead reimbursements and operating costs chargeable under applicable operating agreements or otherwise and consistent with the standards established by COPAS; provided, however, there shall be no adjustment for costs and expenses incurred by Seller (i) to cure any Title Defect or Environmental Defect under this Agreement, (ii) with respect to any gas imbalances, (iii) with respect to any Casualty Loss, (iv) related to any violation of Applicable Law and (v) in respect of any Retained Liabilities;
2.4.4

Plus the amount of all accounts receivable accruing on or after the Effective Date for amounts paid on behalf of co-working interest owners and which, as of the Closing Date, have been perfected by an operator’s lien relating to the Properties but which remain uncollected as of the Closing Date;

2.4.5

Plus the total amount of Taxes described in Sections 16.1 and 16.3 paid by Seller, for its or other’s account, relating to the Assets and attributable to any period of time on and after the Effective Date, but only to the extent same are not included under Section 2.4.3 above;

2.4.6

Less the amount of the actual proceeds received by Seller in the ordinary course of business that are attributable to Hydrocarbon production from the Properties on and after the Effective Date (net of any royalties and of any Taxes described in Sections 16.1 and 16.3 actually paid by or on behalf of Seller), together with any other monies or credits attributable to the ownership or operation of the Assets on and after the Effective Date;

2.4.7	Less any Taxes allocable to Seller under Sections 16.1 and 16.3 paid by or on behalf of Purchaser;
2.4.8

Less the amount of the Performance Deposit and any interest and/or income accumulated thereon and all other advances and deposits relating to the Assets that are received by Seller prior to the Closing Date and attributable to periods of time on or after the Effective Date;

2.4.9	Less an amount equal to the aggregate of all Title Defect Adjustments made in accordance with Article 3;
2.4.10	Less an amount equal to the aggregate of all Environmental Defect Adjustments made in accordance with Article 5;
2.4.11

Less an amount equal to the Allocated Value of (i) the Assets with respect to which preferential purchase rights have been exercised prior to the Closing Date, or (ii) Assets excluded for failure to obtain a Required Consent prior to the Closing Date, each in accordance with Section 3.10;

2.4.12	Less the value of Seller’s prorated shares of all accrued but unpaid Taxes described in Sections 16.1 and 16.3 relating to the Assets for the period prior to the Effective Date;
2.4.13	Less an amount equal to the reduction in value of the Assets as the result of Casualty Losses in accordance with Article 4;
2.4.14	Less or plus, as the case may be, an amount equal to the Gas Imbalance Adjustment determined pursuant to Section 13.1.4;

2.4.15	Less an amount equal to the net proceeds related to the Assets which are payable to third parties and are held in suspense by Seller on the Closing Date; and
2.4.16	Less an amount equal to the Allocated Value of any Assets excluded from the transaction pursuant to Sections 3.6.2, 4.1, 5.2.1 and 5.4.
2.4.17	Plus or less any other amount provided for in this Agreement or agreed upon in writing by Seller and Purchaser.

2.5Payment of Adjusted Purchase Price

.  At the Closing, Purchaser shall cause to be delivered by wire transfer to Seller in accordance with wire transfer instructions provided by Seller an amount in immediately available U.S. funds equal to the Purchase Price, plus or minus the adjustments provided for in Section 2.4 (to the extent then reasonably known) calculated as provided in Section 12.3 and less any amounts paid to the Escrow Agent in accordance with Sections 3.4, 3.5.1, 5.4 and 5.5.1 (such amounts paid to the Escrow Agent at Closing the “Escrow Amount” and the amount to be paid to Seller at Closing the “Preliminary Amount”).  The Preliminary Amount paid at the Closing shall be subject to later adjustment pursuant to Section 13.1.

2.6Tax Purchase Price Allocations

.  Seller and Purchaser recognize that reporting requirements, as imposed by Section 1060 of the Internal Revenue Code of 1986, as amended (the “IRC” or “Code”), and the regulations thereunder, may apply to the transaction contemplated by this Agreement.  Seller and Purchaser shall cooperate in preparing a schedule that allocates the purchase price (as determined for U.S. federal income Tax purposes) among the Assets in accordance with Section 1060 of the Code (the “Tax Allocation Schedule”).  Purchaser shall prepare and deliver to Seller an initial draft of the Tax Allocation Schedule within thirty (30) days after the final adjustment to the purchase price under this Agreement.  Seller and Purchaser shall then cooperate to prepare a final Tax Allocation Schedule within thirty (30) days after delivery of the initial draft of such schedule.  Except as may otherwise be required by the IRC and regulations thereunder or other Applicable Laws, Seller and Purchaser agree (i) that any required Internal Revenue Service Form 8594 (“Form 8594”) (or similar form under state, local or foreign Tax law) shall be prepared in a manner consistent with the final Tax Allocation Schedule and (ii) not to assert, in connection with any Tax return, Tax audit, or similar proceeding, any allocation of the purchase price that differs from the final Tax Allocation Schedule.   Each Party agrees to promptly notify the other Party regarding the existence of any Tax audit or similar proceeding related to the allocation described in this Section 2.6 and, to the extent there is a challenge to the Tax Allocation Schedule in any Tax audit or similar proceeding, a party may adopt an allocation that is inconsistent with the Tax Allocation Schedule if to do so is necessary to reasonably resolve such audit or proceeding.

3.TITLE MATTERS

3.1Access to Records and Assets

.  Upon execution of this Agreement and until the Closing, and thereafter to the extent Seller retains physical possession of any of the Assets and/or Records, Seller shall make the Records available to Purchaser at its offices located at the address set forth in the introductory paragraph of this Agreement, during normal business hours, for examination and copying by Purchaser and, with respect to the Properties operated by Seller, shall grant Purchaser access to such Properties for inspection.  Seller shall not be obligated to perform any title work or provide abstracts other than those presently in Seller’s possession, nor will any existing title opinions be brought current by Seller.  Seller will use reasonable commercial efforts to furnish to Purchaser all other information with respect to the Assets that Purchaser may from time to time reasonably request, except to the extent that Seller determines in good faith that it is prohibited by agreement with a third party from disclosing the information covered thereby.  Purchaser agrees to conduct its due diligence in a professional and orderly manner and at its own cost and expense without disruption of Seller’s normal and usual operations.  Purchaser shall indemnify and hold harmless Seller and its partners, shareholders, members, officers, directors, trustees, employees, agents and representatives (collectively the “Seller Group”) from any and all claims, demands, damages, losses, liabilities, costs and expenses, including court costs and reasonable attorney’s fees (collectively “Costs”), resulting from Purchaser’s acts or omissions in connection with its access to the Assets, regardless of whether such Costs are attributable, in whole or in part, to the negligence, sole or concurrent, of the Seller Group, excepting only Costs to the extent actually resulting (i) on the account of the gross negligence or willful misconduct of a member of Seller Group or (ii) from matters discovered or uncovered by Purchaser or Purchaser’s representatives in the course of such due diligence investigation to the extent such discoveries are of pre-existing conditions (including any Title Defects) not caused or exacerbated (which term shall specifically exclude the discovery of such conditions) by Purchaser or Purchaser’s representatives.

3.2Definitions

.  For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

3.2.1

“Good and Defensible Title” shall mean, as to each of the Wells and Units, that, as of the Effective Date and the Closing Date, (i) Seller (and upon Closing, Purchaser), by virtue of its ownership interests therein, are entitled to receive a fractional decimal interest in Hydrocarbons produced from the Properties (and in the proceeds from the sale of such production) of not less than the interest identified in Exhibit B-1 as the “Net Revenue Interest” for each of the Wells and Units, without reduction, suspension, or termination throughout the productive life of each such Wells and Units (the “Net Revenue Interest”); (ii) Seller is obligated to bear (and after the Closing shall obligate Purchaser to bear) a fractional decimal interest of not more than the “Working Interest” set forth for each Well and Unit on Exhibit B-1 of the costs and expenses related to the maintenance, development, drilling, equipping, testing, completing, sidetracking, reworking and operation of each such Well and Unit, without increase throughout the productive life thereof (unless otherwise shown on Exhibit B-1); and (iii) the Wells and Units are subject to no liens, encumbrances, obligations or defects except those that are Permitted Encumbrances (as defined below).

3.2.2	“Permitted Encumbrances” shall mean:
(i)

lessors’ royalties, overriding royalties, payments out of production, reversionary interests and other similar payments out of production affecting Seller’s Net Revenue Interest if the net cumulative effect of such burdens does not operate to (a) reduce the Net Revenue Interest of Seller in any of the Wells or Units to less than the Net Revenue Interest set forth for such Well or Unit in Exhibit B-1; or (b) increase the Working Interest of Seller in any such Well or Unit to greater than the Working Interest therefor set forth in Exhibit B-1 (unless Seller’s Net Revenue Interest therein is increased in the same proportion);

(ii)

preferential rights to purchase, required third party consents to assignment, and similar agreements with respect to which, prior to the Closing, (a) waivers or consents are obtained from the appropriate parties; (b) the appropriate time for asserting such rights has expired without an exercise of such rights; (c) with respect to consents, such consents need not be obtained prior to assignment; or (d) with respect to consents, the failure to obtain such consents will not have an adverse effect on the value of the Well or Unit;

(iii)

all rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if the same are customarily obtained subsequent to such sale or conveyance (including without limitation consents to assign contained in BIA Leases) (“Customary Post-Closing Consents”);

(iv)

non-consent penalties applied against the interest of Seller arising under applicable operating agreements which are taken into account in the calculation of the interests shown on Exhibit B-1 and reflected thereon;

(v)

easements, rights-of-way, servitudes, permits, surface leases, and other rights in respect of surface operations which do not and will not materially interfere with or detract from the operation, value, or use of the Assets by Purchaser;

(vi)

such Title Defects as Purchaser has waived or released or is deemed to have waived pursuant to the terms of this Agreement, excluding, however, any Title Defects that would constitute a breach of the special warranty of  title contained in the General Assignment  (as hereinafter defined);

(vii)

the terms and conditions of all Properties and Existing Contracts, provided the effect of same is taken into account in the calculation of the Net Revenue Interests and the Working Interests set forth for the Wells and Units in Exhibit B-1 to the extent they do not materially detract from the value of or materially interfere with the use, development or ownership of the Assets by Purchaser (as currently used and operated by Seller);

(viii)	rights of reassignment, to the extent any exist as of the date of this Agreement, upon the surrender or expiration of any lease attributable to a Well or Unit;
(ix)

liens for Taxes set forth on Schedule 3.2.2(ix) not yet due or not yet delinquent or, if due or delinquent, that are being contested in good faith and for which adequate cash reserves are maintained for the payment thereof in accordance with the Existing Contracts;

(x)

materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges arising in the ordinary course of business and for which adequate cash reserves are maintained for the payment thereof in accordance with the Existing Contracts (a) if they have not been filed pursuant to Applicable Law or (b) if filed, they have not yet become due and payable or payment is being withheld as provided by Applicable Law;

(xi)	all rights reserved to or vested in any Governmental Body to control or regulate any of the Wells or Units in any manner, and all Applicable Laws;
(xii)

defects or irregularities resulting from or related to heirship, administration or probate proceedings or the lack thereof, absent reasonable evidence of an actual claim of superior title from a third party;

(xiii)	defects based solely on the existence of prior oil and gas leases relating to the interests covered by any lease that are expired and no longer in force and legal effect but not surrendered of record;
(xiv)

defects arising from a mortgage encumbering the oil, gas or mineral estate of any lessor (unless a complaint of foreclosure has been filed or any similar action taken by the mortgagee thereunder and in such case such mortgage has not been subordinated to the interests affected thereby);

(xv)	defects based solely on lack of information in Seller’s files or references to documents if such documents are not in Seller’s files;
(xvi)

all defects and irregularities of title that would not reasonably be expected to result in claims that would materially and adversely affect Seller’s title to, or ownership, operations, or value of, the Assets, including, without limitation (a) defects in the early chain of title consisting of the failure to recite marital status unless the Purchaser provides evidence that the failure or omission has resulted in another party’s superior claim of title; (b) defects or irregularities arising out of the lack of a survey unless a survey is expressly required by applicable Laws; (c) defects or irregularities arising out of or relating to the lack of powers of attorney from corporations to execute and deliver documents on their behalf or lack of spousal joinder, which defects or irregularities have been outstanding for ten (10) years or more; (d) defects of title which result from the failure to file assignments or other documents in the state or federal records so long as such assignments or other documents are properly recorded in the county records; and (e) irregularities cured by possession under applicable statutes of limitation and statutes relating to acquisitive (or liberative) prescription; and

(xvii)

all other liens, charges, encumbrances, instruments, obligations, defects and irregularities affecting the Assets which, individually or in the aggregate, do not prior to Closing: (a) interfere with the operation, value, or use of any of the Assets; (b) do not prevent Purchaser from receiving the proceeds of production from any of the Oil and Gas Properties; (c) do not reduce the Net Revenue

Interest of Seller in any of the Wells or Units below the Net Revenue Interest set forth for such Well or Unit on Exhibit B-1; and (d) do not increase the Working Interest of Seller in any of the Wells or Units to greater than the Working Interest set forth for such Well or Unit in Exhibit B-1 without a proportionate increase in the Net Revenue Interest for such Well or Unit.

3.2.3

“Title Defect” shall mean any matter (i) that would cause the title to any Well or Unit to fail to qualify as Good and Defensible Title and (ii) for which the Title Defect Amount (as hereinafter defined) is greater than the Individual Title Defect Threshold.

3.2.4	“Individual Title Defect Threshold” shall mean the sum of $40,000.
3.2.5	“Title Defect Property” shall mean a Property affected by a Title Defect timely and properly asserted by Purchaser.
3.2.6

“Title Defect Amount” shall mean, with respect to a Title Defect Property, the amount by which the value of such Title Defect Property is impaired by reason of the existence of one or more Title Defects.

3.2.7

“Allocated Value” means, with respect to each Well or Unit, the amount set forth on Exhibit B-1 under the column styled “Allocated Value” for such Well or Unit.  Seller and Purchaser agree that the Allocated Values set forth in Exhibit B-1 represent a fair and reasonable allocation of the Purchase Price among the Properties and have been established solely for use in connection with the administrative provisions of this Agreement, including the calculation of adjustments to the Purchase Price as provided herein, and not for purposes of federal, state, local, or foreign income taxation.

3.3Notice of Title Defect

.  During the period of time between the execution of this Agreement and October 27, 2017 (the “Due Diligence Period”), Purchaser may review title to the Properties and may notify Seller in writing (the “Title Defect Notice”) of any Title Defect; provided, however, Purchaser shall exercise reasonable efforts to inform Seller of Title Defects as they are discovered.  Any notice provided hereunder shall include appropriate evidence to reasonably support the Purchaser’s position, including (i) identification of the Title Defect Property, (ii) a description of the Title Defect(s) asserted by Purchaser with respect to such Title Defect Property, (iii) the basis for the Title Defect(s), (iv) the Allocated Value of the Title Defect Property, (v)  the portion of the Title Defect Property affected by the Title Defect, (vi) the Title Defect Amount asserted by Purchaser with respect to such Title Defect, and (vii) the computations and information upon which Purchaser’s assertion is based; provided, however, that an alleged failure to comply with subsections (i) through (vii) above shall not cause any such notice to be invalid or any Title Defect to be waived if the Title Defect Notice is reasonably sufficient (A) to provide notice to Seller of the existence and general nature of the Title Defect and (B) for Seller to verify the existence of the alleged Title Defect.  Purchaser will be deemed to have conclusively waived any Title Defect discovered by Purchaser during the Due Diligence Period about which it fails to notify Seller in writing in the manner described above prior to the expiration thereof; provided, however, that Purchaser shall not be deemed to have waived any such Title Defect for purposes of the special warranty of title set out in the General Assignment.

3.4Remedies for Title Defects

.  For any Title Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of Seller and Purchaser pursuant to Section 3.8 hereof, and subject to Seller’s rights under Section 3.5.1, Seller shall have the option, in its sole discretion, by written notice to Purchaser which shall be delivered on or before the date that is two (2) business day prior to Closing of (i) curing the Title Defect, (ii) reducing the Purchase Price by the proposed Title Defect Amount (a “Title Defect Adjustment”), or (iii) if the Title Defect Adjustment for any Title Defect Property equals, or but for the limitations in Section 3.6 would exceed, the Allocated Value for such Property, Seller shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof and such Assets shall be Excluded Assets for all purposes hereunder. In the event Seller elects option (i) above, then the Closing shall proceed as scheduled, the Property affected by the asserted Title Defect shall be conveyed to Purchaser at Closing without adjustment to the Purchase Price and the Title Defect Amount Purchaser reasonably asserted in its Title Defect Notice shall be deposited with the Escrow Agent, which amount shall be disbursed pursuant to Sections 3.5.2 and 3.9.

3.5Procedure for Resolving Title Defects

.  With respect to Title Defects properly and timely asserted by Purchaser and contested by Seller as to existence or the Title Defect Amount attributable thereto, the following procedures shall apply.

3.5.1

Seller shall furnish to Purchaser a notice (a “Rejection Notice”) in writing on or before five (5) business days after Seller’s receipt of the Title Defect Notice.  The Rejection Notice shall state with reasonable specificity the basis of Seller’s rejection of the Title Defect or the proposed Title Defect Amount.  No later than five (5) business days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Seller, knowledgeable in title matters, shall meet and either:  (i) agree to mutually reject the particular Title Defect, or (ii) agree on the validity of such Title Defect and the Title Defect Amount attributable thereto, in which case Seller may elect pursuant to Section 3.4(i) to cure such Title Defect at its own expense or, failing such cure, agree to reduce the Purchaser Price by the Title Defect Adjustment attributable thereto, subject to the limitations set forth in Section 3.5.3; provided, however, that if the Parties cannot agree on either option (i) or (ii), then the Closing shall proceed as scheduled, the Property affected by the asserted Title Defect shall be conveyed to Purchaser at Closing without adjustment to the Purchase Price, the Title Defect Amount Purchaser reasonably asserted in its Title Defect Notice shall be deposited with the Escrow Agent, and the existence of the Title Defect or the Title Defect Amount subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9.

3.5.2

Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser in accordance with Section 3.4(i), to attempt, at Seller’s sole cost, to cure or remove any Title Defects on or before the expiration of ninety (90) days counted from and after the Closing Date (the “Cure Period”).  Upon the expiration of the Cure Period, (i) if the Parties agree as to whether any such Title Defect has been cured, the Parties shall jointly instruct the Escrow Agent to release the funds attributable to such Title Defect to the appropriate Party or (ii) if the Parties dispute whether the Title Defect has been cured or if any dispute remains regarding such Title Defect or the cure or Title Defect Amount thereof, the Parties shall submit the dispute to the Defect Expert in accordance with Section 3.9.
3.5.3

Notwithstanding the provisions of Section 3.5.1, there shall be no adjustment to the Purchase Price, nor shall any Title Defect Amount be deposited with the Escrow Agent, for Title Defects affecting any Property unless the aggregate Title Defect Adjustments for asserted Title Defects with respect to all of the Properties exceeds an amount equal to three percent (3%) of the Purchase Price (the “Aggregate Title Deductible”), and then only to the extent the sum of the Title Defect Adjustments exceeds the Aggregate Title Deductible.

3.6Value of Defects

.  Subject to the provisions of Section 3.5.3, the adjustment to the Purchase Price for a Title Defect shall be determined as follows:

3.6.1

If, because of the Title Defect, title to a particular Title Defect Property fails completely with the effect that Seller has no ownership interest in the relevant Property, the adjustment to the Purchase Price attributable to such Title Defect shall be the Allocated Value of that Property.

3.6.2

If the Title Defect consists of a lien, encumbrance or other charge upon the Title Defect Property which is liquidated in amount, the adjustment to the Purchase Price attributable to such Title Defect shall be the amount necessary to pay the obligee to remove such Title Defect.  If such amount, however, is in excess of the Allocated Value of that Property, Seller may elect to exclude the Property from the transaction contemplated herein, and the Purchase Price shall be reduced by the Allocated Value of such Well or Unit.  If Seller does not elect to exclude the Property from the transaction contemplated herein, then Seller shall indemnify Purchaser for such Title Defect to the extent such Title Defect exceeds the Allocated Value of such Title Defect Property.

3.6.3

If Seller’s actual Net Revenue Interest in a Well or Unit is less than the Net Revenue Interest set forth for such Well or Unit in Exhibit B-1 throughout the remaining productive life of such Well or Unit, the adjustment to the Purchase Price attributable to such Title Defect shall be an amount equal to (i) the ratio of (x) the difference obtained by subtracting the actual Net Revenue Interest for such Well or Unit from the Net Revenue Interest set forth for such Well or Unit on Exhibit B-1, to (y) the Net Revenue Interest set forth for such Well or Unit on Exhibit B-1, (ii) multiplied by the Allocated Value for such Well or Unit.

3.6.4

If  Seller’s actual Net Revenue Interest in a Well or Unit is less than the Net Revenue Interest set forth for such Well or Unit in Exhibit B-1 for less than the remaining productive life of the Well or Unit, or if Seller’s actual Working Interest in a Well or Unit is greater than the Working Interest set forth for such Well or Unit in Exhibit B-1 without a proportionate increase in the relevant Net Revenue Interest, then the adjustment to the Purchase Price attributable to such Title Defect shall be determined by agreement of the Parties, or if they are unable to agree, pursuant to the dispute resolution procedures set out in the Section 3.9; and

3.6.5

If the Title Defect is one other than described in subparagraphs 3.6.1 through 3.6.4, the adjustment to the Purchase Price attributable to such Title Defect shall be the amount agreed to by Seller and Purchaser or, failing such agreement, the Title Defect Adjustment shall be determined pursuant to Section 3.9 below.

In no event, however, shall the total of the Title Defect Amounts related to a particular Asset exceed the Allocated Value of such Asset.  The Title Defect Amount with respect to a Title Defect shall be determined without any duplication of defects fully addressed in the Title Defect Amount of any other Title Defects, or for which Purchaser otherwise receives credit in the calculation of the Purchase Price.

3.7Interest Additions

.  If Seller discovers (i) that Seller owns an interest in a Property that is not described in Exhibit A but will be conveyed to Purchaser at Closing, and such additional Property is otherwise free of Title Defects, or (ii) that the actual Net Revenue Interest for a Well or Unit described on Exhibit B-1 is greater than the Net Revenue Interest shown for such Well or Unit on Exhibit B-1, and such Well is otherwise free of Title Defects (in each case, an “Interest Addition”), then Seller shall, from time to time, have the right to give Purchaser written notice of such Interest Additions (“Interest Addition Notice”), as soon as practicable but no later than the end of the Due Diligence Period, stating with reasonable specificity the Property affected, the particular Interest Addition claimed, and Seller’s good faith estimate of the value of the additional Property or the amount by which the Additional Interest increases the value of the affected Property over and above the Allocated Value for such Property (“Interest Addition Value”).  If Purchaser agrees with the existence of the Interest Addition and Seller’s good faith estimate of the Interest Addition Value, then the Interest Addition Value shall be added to and increase the amount of the Aggregate Title Deductible.  If Purchaser contests the existence of the Interest Addition or Seller’s good faith estimate of the Interest Addition Value, then Purchaser shall so notify Seller in writing on or before five (5) days after receipt of the Interest Addition Notice (“Interest Addition Rejection Notice”).  The Interest Addition Rejection Notice shall state with reasonable specificity the basis of Purchaser’s rejection of the Additional Interest or the Interest Addition Value.  No later than five (5) days following delivery of the Interest Addition Rejection Notice, representatives of Purchaser and Seller, knowledgeable in title matters, shall meet and either (i) agree to mutually reject the Interest Addition, in which case Seller shall waive the Interest Addition, or (ii) agree on the validity of such Interest Addition and the Interest Addition Value, in which case Seller shall be entitled to an increase in the Aggregate Title Deductible.  If the Parties cannot agree on either option (i) or (ii) in the preceding sentence, the Interest Addition subject to the Interest Addition Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9.  If Purchaser fails to timely deliver an Interest Addition Rejection Notice, Purchaser shall be deemed to have accepted the validity of the Interest Addition and the Interest Addition Value, and Seller shall be entitled to an increase in the Aggregate Title Deductible.

3.8Right to Terminate Agreement

.  Notwithstanding anything in Article 3, Article 4 or Article 5, in the event the sum of (i) the amounts to be delivered to the Escrow Agent attributed to Title Defects and Environmental Defects, (ii) adjustments to the Purchase Price attributable to Title Defects and Environmental Defects as to which the Parties have agreed to as of the Closing Date (including, without limitation, adjustments as to affected Properties removed from the transactions under this Agreement pursuant to Article 3 or Article 5), and (iii) adjustments to the

Purchase Price attributed to preferential purchase rights in accordance with Section 3.10, Required Consents in accordance with Section 3.10 and Casualty Losses (as hereinafter defined) in accordance with Section 4.1 equals or exceeds fifteen percent (15%) of the Purchase Price, then Seller or Purchaser may, by written notice given to the other Party not less than two (2) business days prior to the Closing Date, elect to terminate this Agreement without liability to Purchaser, in which case Purchaser shall be entitled to a refund of the Performance Deposit.

3.9Expert Determination.

3.9.1

If Seller and Purchaser are unable to agree, as herein provided, regarding the existence of a Title Defect, Environmental Defect, or Casualty Loss, the adjustment to the Purchase Price attributable to a Title Defect, the Remediation Amount (as hereinafter defined) attributable to an Environmental Defect, or reduction in value resulting from a Casualty Loss, or any other matter to be resolved under this Article 3 or Article 4 or 5, the Parties shall promptly refer the matter for determination in the manner hereinafter provided to a person selected by mutual agreement of the Parties who possesses the requisite knowledge, skill and experience to determine the issue in question; provided, however, that all disputes shall be submitted at the latest by the day that is ten (10) days after the end of the Cure Period (the “Defect Expert”).  Neither Party shall propose as a Defect Expert a person who (i) is currently working as an employee or consultant for such Party or any Affiliate of such Party, or is in discussions about potential future work for such Party or any such Affiliate, (ii) has worked or been engaged as an employee, attorney, accountant or consultant for such Party or any such Affiliate during the two year period preceding the Closing Date, or (iii) has any financial interest in the transaction contemplated by this Agreement other than compensation for services as a Defect Expert.  In the event the Parties are unable to agree upon a Defect Expert, then each Party shall designate in writing to the other an independent person having the qualifications necessary to determine the issue in question, and the two persons so identified shall, without direction from or prior approval of the Party appointing such person, select an independent third party having the requisite qualifications to serve as the Defect Expert.  The Defect Expert may enlist the advice of attorneys, geologists, and landmen, or any petroleum engineer or environmental consultant mutually agreed upon by the Parties or any neutral expert selected by the Defect Expert.

3.9.2

Within five (5) business days of referral to the Defect Expert, the Parties shall each deliver to the other and the Defect Expert a notice setting forth in adequate detail the issues to be determined by the Defect Expert and the decision (on a word-for-word basis) that such Party wishes the Defect Expert to make with respect to the issues to be determined (the “Decision Notice”); provided, however, in preparing their Decision Notice, each Party (as well as the Defect Expert) shall be bound by the terms of this Agreement.  Within two (2) business days after the giving of the two Decision Notices, one or more representatives of each Party shall attend a meeting with the Defect Expert at a mutually acceptable time and place to discuss fully the content of such Decision Notice and, based thereon, determine whether either or both wish to modify their Decision Notices in any way.  Any such modifications shall be discussed, so that when each Party finalizes its Decision Notice, it shall do so with full knowledge of the content of the other Party’s final Decision Notice.  The finalization of such Decision Notices and the delivery of same by each Party to the other shall occur at the meeting unless the Parties agree to have one or more additional meetings for such purposes.  The Defect Expert shall be required to adopt the decision set forth in either final Decision Notice and shall have no power whatsoever to reach any other result.  The Defect Expert shall adopt the decision that, in his or her judgment, is the more fair and equitable and in conformity with this Agreement and industry standards.

3.9.3

The decision, made in writing and signed by the Defect Expert, shall determine such dispute.  Such decision shall be made, signed and delivered to the Parties within two (2) business days after the meeting, unless otherwise agreed by the Parties.  The expenses of the Defect Expert and any other experts retained by the Defect Expert under this Agreement shall be borne by the Party whose final Decision Notice was not chosen by the Defect Expert, except that each Party shall bear the compensation and expense of its own counsel, witnesses and employees.  The determination and award of the Defect Expert shall be final and binding upon the Parties, shall not be subject to appeal or judicial review of any nature whatsoever and shall be taken into account in preparing the Post-Closing Adjustment Statement.  Upon final resolution of a dispute relating to a Title Defect or Environmental Defect, the Parties shall jointly instruct the Escrow Agent to release the funds attributable to such Title Defect or Environmental Defect to the appropriate Party in accordance with the decision of the Defect Expert.

3.10Preferential Purchase Rights and Consents to Assign

.

3.10.1

Promptly, but no later than five (5) business days, after the date hereof, Seller shall send notices to all holders of preferential rights to purchase affecting the Assets.  If an Asset is subject to a preferential right to purchase, right of first refusal, right of first offer, or similar right that is exercised prior to the Closing, Seller shall be deemed to have suffered a complete failure of title with respect to the affected Asset, such Asset shall be excluded from the Assets conveyed to Purchaser at the Closing, such Assets shall be Excluded Assets for all purposes hereunder, the Purchase Price shall be reduced by an amount equal to the full Allocated Value of the affected Asset, and, in the case of such a preferential right to purchase or similar right, Seller shall be entitled to retain all proceeds paid for the affected Asset by the person exercising such preferential right to purchase or similar right.  Such a reduction of the Purchaser Price shall be without regard to the $40,000 Individual Title Defect Threshold otherwise applicable to individual Title Defects under Section 3.2.3 or the 3% Aggregate Title Deductible otherwise applicable to Title Defect Amounts for uncured Title Defects under Section 3.5.3, and no reduction of the Purchase Price pursuant to this Section 3.10 shall be taken into account in determining whether the Aggregate Title Deductible has been met.  If Purchaser purchases at the Closing an Asset burdened by a preferential right to purchase or similar right that has not been exercised as of the Closing Date, regardless of whether the time period for the exercise of such right has expired, no reduction of the Adjusted Purchase Price paid at the Closing shall be made with respect thereto.  If, for any reason, such preferential right to purchase or similar right is successfully exercised by the holder thereof after the Closing, Purchaser shall be entitled to retain all proceeds paid for the affected Asset by the holder of the relevant preferential right to purchase or similar right.
3.10.2

Promptly, but no later than five (5) business days, after the date hereof, Seller shall send notices to all holders of consents to assign affecting the Assets.  If Seller fails to obtain any consent necessary for the transfer of any Asset to Purchaser, Seller’s failure shall be handled as follows:

(i)

If the consent is a not a Required Consent, then the affected Assets shall nevertheless be conveyed at the Closing as part of the Assets with no adjustment to the Purchase Price.  Except with respect to any consents denied in writing by the consent holder prior to Closing, any Costs that arise due to the failure to obtain such consent shall be borne by Purchaser, and Purchaser shall defend, release, indemnify and hold harmless Seller from and against the same.

(ii)

If the consent is a Required Consent, the Purchase Price shall be adjusted downward by the Allocated Value of the affected Assets (which affected Assets shall include all Properties and Wells affected by the Existing Contract or Property for which a consent is refused), and the affected Assets shall be treated as Excluded Assets.

(iii)

Notwithstanding the provisions of this Section 3.10.2, if Seller obtains a Required Consent described in Section 3.10.2(ii) within one hundred eighty (180) days after the Closing, then Seller shall promptly deliver conveyances of the affected Asset(s) to Purchaser and Purchaser shall pay to Seller an amount equal to the Allocated Value of the affected Asset(s) in accordance with wire transfer instructions provided by Seller (subject to the adjustments set forth in Section 2.4).

For the avoidance of doubt, the provisions of this Section 3.10.2 shall not apply to consents to assign contained in BIA Leases as such matters are to be handled exclusively pursuant to Article 14.

4.CASUALTY LOSS.

4.1Casualty Loss

.  If, prior to the Closing, any of the Assets are the subject of a condemnation or taking or substantially damaged or destroyed by fire, explosion, accident, act of the public enemy, act of God, or other similar event or occurrence, and the losses as a result of such individual occurrence or taking exceed $40,000 (“Casualty Loss”), Seller shall notify Purchaser promptly after Seller learns of such event.  Seller shall have the right, but not the obligation, to cure any such Casualty Loss by repairing such damage or, in the case of Personal Property or fixtures, replacing the damaged Assets with equivalent items, in each case reasonably acceptable to Purchaser, no later than the Closing Date.  If any Casualty Loss exists at the Closing, Purchaser shall proceed to purchase the damaged Assets, and the Purchase Price shall be reduced by the aggregate reduction in value of all Assets affected by such Casualty Loss, as determined by the mutual agreement of the Parties; provided that if the Parties are unable to agree on such amount prior to the Closing, then such determination shall be made by the Defect

Expert as provided in Section 3.9 above; provided, however, that if the Purchase Price reduction on account of such Casualty Loss reasonably claimed by Purchaser is an amount equal to or greater than the Allocated Value of the affected Assets, either Party shall have the option to exclude such Assets from the transaction, in which case such Assets will be retained by Seller at Closing, considered Excluded Assets for all purposes hereunder, and the Purchase Price will be reduced by the Allocated Value of the Assets so excluded without regard to the Individual Title Threshold or Aggregate Title Deductible.  Notwithstanding anything to the contrary contained in this Section 4.1, Seller shall be entitled to retain all insurance proceeds and claims against other parties relating to any such Casualty Loss.  For purposes of this provision, normal wear and tear shall not be considered a Casualty Loss.

5.ENVIRONMENTAL CONDITION

5.1Physical Condition of the Assets

.  The Assets have been used for Hydrocarbon drilling and production operations and various related oil field operations.  Physical changes in or under the Properties or adjacent lands may have occurred as a result of such uses.  The Properties also may contain buried pipelines and other equipment, whether or not of a similar nature, the locations of which may not now be known by Seller or be readily apparent by a physical inspection of the Property.  Purchaser understands that Seller may not have the requisite information with which to determine the exact nature or condition of the Properties or the effect any such use has had on the physical condition of the Assets.  In addition, Purchaser acknowledges that some oil field production equipment may contain asbestos and/or naturally occurring radioactive material (“NORM”).  In this regard, Purchaser expressly understands that NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms, and that the wells, materials, and equipment located on the Assets may contain NORM and that NORM containing materials may be buried or have been otherwise disposed of on the Assets.  Purchaser also expressly understands that special procedures may be required for the removal and disposal of asbestos and NORM from the Assets where it may be found. The statements in this Section 5.1 are intended as disclosures of possible conditions existing on the Properties and not an admission or acknowledgment that any such conditions actually exist.

5.2Environmental Assessment.

5.2.1

Prior to the Closing, and upon reasonable, prior notice to Seller and the operator(s) of the Properties, Purchaser and any third party environmental consulting firm approved by Seller (which consent shall not be unreasonably withheld) and retained by Purchaser (the “Purchaser’s Environmental Consultant”), to the same extent Seller has such right, shall have the right, at Purchaser’s sole cost and expense, to enter upon the Assets and all buildings and improvements thereon, inspect the same, conduct soil and water tests and borings, and generally conduct such tests, examinations, investigations, and studies as may be necessary or appropriate for the preparation of appropriate engineering and other reports, judgments, and environmental assessments in relation to the Assets, their environmental condition, and the existence of Environmental Defects (as hereinafter defined) (such inspection and investigation being called herein “Purchaser’s Environmental Assessment”) provided, however, that Purchaser shall not conduct any environmental sampling, testing, or monitoring activities, including any Phase II Environmental Site Assessments (collectively “Phase II Activities”), without prior notice to and written consent of Seller.  Purchaser's notice to Seller of Phase II Activities shall be accompanied by a written report from Purchaser's Environmental Consultant that specifically identifies (i) the environmental condition that dictates the necessity of Phase II Activities and (ii) the Phase II Activities required to more specifically determine the scope or extent of such condition.  Seller's consent to Phase II Activities may be withheld in Seller’s sole and absolute discretion; provided, however, that if Seller does not give its consent for a Phase II Environmental Assessment pursuant to this sentence, then (i) Purchaser shall have the right, at its sole discretion, upon delivery of written notice to Seller prior to Closing, to exclude such Asset from the transaction contemplated by this Agreement, (ii) the Purchase Price shall be reduced by the Allocated Value of the Asset if it is so excluded and (iii) such Asset shall become an Excluded Asset for all purposes hereunder.  Notwithstanding anything herein to the contrary, Purchaser shall not have access to, and shall not be permitted to conduct Purchaser’s Environmental Assessment with respect to the Assets where Seller does not have the authority to grant access for such due diligence; provided, however, that Seller shall use all commercially reasonable efforts to obtain required consents of third parties, including third party operators of the Assets, in order to obtain such authority.  Seller shall have the right to be present during any activities conducted as a part of Purchaser’s Environmental Assessment and shall have the right, at its option and expense, to split samples with Purchaser.  Purchaser and its officers, employees, representatives, agents, and Environmental Consultant shall abide by Seller’s and any third party operator’s health and safety rules, policies, and procedures that are provided to Purchaser in advance while conducting Purchaser’s Environmental Assessment.  Purchaser shall by the end of the Due Diligence Period provide to Seller a copy of Purchaser’s Environmental Assessment, including any reports, data, and conclusions.  Purchaser and Seller shall keep strictly confidential any data or information acquired from such examinations and the results of all analyses of such data and information and shall not disclose same to any person or Governmental Body without the prior written approval of the other Party, except such disclosure as may be required by Applicable Law; provided, however, that if the Closing occurs, Seller shall, upon request of Purchaser (and to the extent not prohibited by Applicable Laws), destroy all such data or information in its possession and Purchaser shall no longer be bound by such confidentiality obligation. The obligation of confidentiality of Seller shall survive the Closing.

5.2.2

With respect to Purchaser’s Environmental Assessment, Purchaser shall indemnify and hold harmless the Seller Group from any and all Costs resulting from the acts or omissions of Purchaser or Purchaser’s Environmental Consultant, including, without limitation, Costs relating to (i) any and all statutory or common-law liens or other encumbrances for labor or materials furnished in connection with such tests, samplings, studies, or surveys as Purchaser or Purchaser’s Environmental Consultant may conduct with respect to the Assets, property damage, (iii) personal injury, and (iv) claims asserted by Purchaser, its Affiliates, and their respective partners, shareholders, members, officers, directors, employees, agents and representatives (collectively the “Purchaser Group”), regardless of whether such Costs are attributable, in whole or in part, to the negligence, sole or concurrent, of the Seller Group, excepting only Costs to the extent actually resulting (i) on the account of the gross negligence or willful misconduct of a member of Seller Group or (ii) from matters discovered or uncovered by Purchaser and Purchaser’s Environmental Consultant in the course of such due diligence investigation to the extent such discoveries are of pre-existing conditions (including any Environmental Defects) not caused or exacerbated (which term shall specifically exclude the discovery of such conditions) by Purchaser or Purchaser’s Environmental Consultant.

5.3Environmental Defect Notice

.  If Purchaser, in its sole discretion, determines, as a result of Purchaser’s Environmental Assessment, that there exists or may exist an Environmental Defect, Purchaser may notify Seller thereof in writing as soon as reasonably practical after its discovery, but in any event before the end of the Due Diligence Period (the “Environmental Defect Notice”).  Any notice provided hereunder shall state with reasonable specificity the basis of the alleged Environmental Defect and include evidence to support Purchaser’s position, including (i) a description of the Environmental Defect, (ii) the Environmental Law applicable to the Environmental Defect, (iii) Purchaser’s basis for believing that Seller is in violation of such Environmental Law, (iv) the portion of the Assets affected by the Environmental Defect and (v) a description of the proposed methods and scope of the Remediation (as hereinafter defined) required and the proposed Remediation Amount (as hereinafter defined) attributable thereto, and the assumptions relied upon by Purchaser or Purchaser’s Environmental Consultant in preparing such summary and estimate; provided, however, that an alleged failure to comply with subsections (i) through (v) shall not cause any such notice to be invalid or any Environmental Defect to be waived if the Environmental Defect Notice is reasonably sufficient (A) to provide notice to Seller of the existence and general nature of the Environmental Defect and (B) for Seller to verify the existence of the alleged Environmental Defect.  Except for Seller’s indemnification under Section 13.3.3 for breaches of Seller’s representations in Section 6.2.10 and Section 6.2.16, Purchaser will be deemed to have conclusively waived any Environmental Defect discovered by Purchaser during the Due Diligence Period and with respect to which Purchaser fails to timely and properly furnish to Seller an Environmental Defect Notice.

5.4Remedies for Environmental Defects

.  For any Environmental Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of Seller and Purchaser pursuant to Section 3.8 and subject to Seller’s rights in Section 5.5.1, Seller shall have the option, in its sole discretion, by written notice to Purchaser which shall be delivered on or prior to the date that is two (2) business days prior to Closing, of (i) remedying the Environmental Defect or (ii) reducing the Purchase Price by an amount equal to the proposed Remediation Amount (“Environmental Defect Adjustment”), subject to the limitation set forth in Section 5.5.3; provided, that if the asserted Environmental Defect Adjustment for any Property exceeds the Allocated Value for such Property, Seller or Purchaser shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof and such Assets shall be Excluded Assets for all purposes hereunder.  In the event Seller elects option (i) above, then the Property affected by the asserted Environmental Defect shall be conveyed to Purchaser at Closing without adjustment to the Purchase Price and the Remediation Amount Purchaser reasonably asserted in its Environmental Defect Notice shall be deposited with the Escrow Agent, which amount shall be disbursed pursuant to Sections 5.5.2 and 3.9.

5.5Procedure for Resolving Environmental Defects

.  With respect to Environmental Defects properly and timely asserted by Purchaser as provided herein, the following procedures shall apply.

5.5.1

If Seller contests the existence of an Environmental Defect or the proposed Remediation Amount attributable thereto, Seller shall provide Purchaser a Rejection Notice with respect thereto on or before five (5) days after Seller’s receipt of the Environmental Defect Notice.  The Rejection Notice shall state with reasonable specificity the basis of Seller’s rejection of the Environmental Defect or the proposed Remediation Amount.  No later than five (5) days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Seller, knowledgeable in environmental matters, shall meet and either:  (i) agree to mutually reject the particular Environmental Defect, or (ii) agree on the validity of such Environmental Defect and the Remediation Amount attributable thereto, in which case Seller may elect under Section 5.4(i) to cure such Environmental Defect at its own expense and, if required, to the satisfaction of the appropriate Governmental Body prior to the Closing or, failing such cure, agree to reduce the Purchase Price by the Environmental Defect Adjustment attributable thereto, subject to the limitation set forth in Section 5.5.3.  If the Parties cannot agree on either option (i) or (ii), then, subject to Seller’s and Purchaser’s right to remove Properties from the sale under this Agreement pursuant to Section 5.4, the Property affected by the asserted Environmental Defect shall be conveyed to Purchaser at Closing without adjustment to the Purchase Price, the Remediation Amount Purchaser reasonably asserted in its Environmental Defect Notice shall be deposited with the Escrow Agent, and the existence of the Environmental Defect or the Remediation Amount subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9.

5.5.2

Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser in accordance with Section 5.4(i), to attempt, at Seller’s sole cost, to cure or remove any Environmental Defects on or before the expiration of the Cure Period. Upon the expiration of the Cure Period, (i) if the Parties agree as to whether any such Environmental Defect has been cured, the Parties shall jointly instruct the Escrow Agent to release the funds attributable to such Environmental Defect to the appropriate Party or (ii) if the Parties dispute whether the Environmental Defect has been cured or if any dispute remains outstanding regarding such Environmental Defect or the cure or Remediation Amount thereof, the Parties shall submit the dispute to the Defect Expert in accordance with Section 3.9.

5.5.3

Notwithstanding the provisions of Section 5.5.1, there shall be no adjustment to the Purchase Price, nor shall any amounts be deposited with the Escrow Agent, for Environmental Defects affecting any Property unless the aggregate Environmental Defect Adjustment for all asserted Environmental Defects with Remediation Amounts exceeding the Individual Environmental Defect Threshold with respect to all of the Properties exceeds an amount equal to three percent (3%) of the Purchase Price (the “Aggregate Environmental Deductible”), and then only to the extent the sum of the Environmental Defect Adjustments exceed the Aggregate Environmental Deductible.

5.6Definitions

.  For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

5.6.1

“Applicable Laws” shall mean all laws, statutes, treaties, rules, codes, ordinances, regulations, certificates, orders, interpretations, licenses and permits of any Governmental Body, including the common or civil law, (including, without limitation, those pertaining to occupational health and safety, consumer product safety, employee benefits, the environment, securities or zoning) and all judgments, decrees, injunctions, writs, orders, or like action of any court, arbitrator, or other Governmental Body of competent jurisdiction.

5.6.2

“Environmental Defect” shall mean a condition that exists as of the Effective Date with respect to the air, land, soil, surface, subsurface strata, surface water, ground water or sediments which causes an Asset to be subject to Remediation under Environmental Laws in effect as of the Effective Date, other than those matters set forth on Schedule 5.6.2.

5.6.3

“Environmental Laws” shall mean any and all Applicable Laws pertaining to safety, health, hazardous materials, or conservation or protection of the environment, wildlife, or natural reserves in effect in any and all jurisdictions in which the Assets are located, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended  (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, as amended (“SARA”), the Resource Conservation and Recovery Act, as amended (“RCRA”), the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended (“OSHA”), and any applicable state, tribal, or local counterparts, but shall not include any Applicable Law associated with Plugging and Abandonment (as hereinafter defined).  The terms “hazardous substance,” “release,” and “threatened release” shall have the meanings specified in CERCLA; provided, however, that to the extent the laws of the state in which the Assets are located are applicable and have established a meaning for “hazardous substance,” “release,” “threatened release,” “solid waste,” “hazardous waste,” and “disposal” that is broader than that specified in CERCLA or RCRA, such broader meaning shall apply with respect to the matters covered by such laws.

5.6.4

“Governmental Body” shall mean any Federal, state, tribal, county, parish, municipal, or other federal, state or local governmental authority or judicial or regulatory agency, board, body, department, bureau, commission, instrumentality, court, tribunal or quasi-governmental authority in any jurisdiction (domestic or foreign).

5.6.5	“Individual Environmental Defect Threshold” shall mean the sum of $40,000.
5.6.6	“Remediation” shall mean the response required or allowed under Environmental Laws that cures, remediates, removes or remedies the applicable present condition alleged in an Environmental Defect Notice that would be sufficient to comply with Environmental Laws.
5.6.7	“Remediation Amount” shall mean, with respect to any Environmental Defect, the cost of Remediation of such Environmental Defect.

6.REPRESENTATIONS OF SELLER

6.1Disclaimers, Waivers and Agreements of the Parties.

6.1.1

Warranty Disclaimers; “As Is, Where Is”.  Except as specifically set forth in this Article 6 or in the General Assignment, Seller makes no representations or warranties, express or implied, in connection with the Assets.  Subject to this Section 6.1, Seller makes the representations and warranties set forth in Section 6.2.  To the extent required by Applicable Law to be operative, the disclaimers of certain warranties contained in this Section 6.1 are “conspicuous disclaimers” for purposes of any Applicable Law.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 6.2, SELLER’S REPRESENTATIONS IN SECTIONS 6.2.10 AND 6.2.16, SELLER’S CERTIFICATE DELIVERED PURSUANT TO SECTION 12.5.9 AND THE PROCEDURES AND REMEDIES APPLICABLE TO TITLE DEFECTS UNDER ARTICLE 3, CASUALTY LOSS UNDER ARTICLE 4, AND ENVIRONMENTAL DEFECTS UNDER ARTICLE 5, AND EXCEPT TO THE EXTENT REPRESENTATIONS AND WARRANTIES ARE CONTAINED IN THE GENERAL ASSIGNMENT, INCLUDING THE SPECIAL WARRANTY OF TITLE, PURCHASER AGREES THAT SELLER IS CONVEYING THE ASSETS WITHOUT REPRESENTATION OR WARRANTY, EITHER EXPRESSED OR IMPLIED AT COMMON LAW, BY STATUTE, OR OTHERWISE (ALL OF WHICH SELLER HEREBY DISCLAIMS), RELATING TO (i) TITLE, (ii) OPERATING CONDITION, (iii) MERCHANTABILITY, DESIGN, OR QUALITY, (iv) FITNESS FOR ANY PARTICULAR PURPOSE, (v) ABSENCE OF LATENT DEFECTS, (vi) ENVIRONMENTAL CONDITION OF THE ASSETS, (vii) VALUE, OR (viii) ANY OTHER MATTER WHATSOEVER, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT AND THE GENERAL ASSIGNMENT, SELLER IS CONVEYING TO PURCHASER, AND PURCHASER IS ACCEPTING, THE ASSETS “AS IS,” “WHERE IS,” “WITH ALL FAULTS,” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND PURCHASER IS ASSUMING ALL RISK WITH RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ALL RISK ASSOCIATED WITH THE ENVIRONMENTAL CONDITION OF THE ASSETS.

6.1.2

Texas DTPA.  TO THE EXTENT APPLICABLE TO THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT, PURCHASER WAIVES ITS RIGHTS, IF ANY, UNDER THE DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41, ET SEQ., TEXAS

BUSINESS AND COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF ITS OWN SELECTION, PURCHASER VOLUNTARILY CONSENTS TO THIS WAIVER.

6.2Representations and Warranties

.  Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

6.2.1

Existence.  Seller is a limited liability company, duly organized, validly existing, and in good standing under the laws of the State of Oklahoma.  Seller is duly qualified to carry on its business in the states in which the Assets are located.

6.2.2

Power.  Seller has full capacity, power, and authority to carry on its business as presently conducted, to enter into this Agreement and any other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

6.2.3

Authorization.  The execution, delivery, and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Seller and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any note, bond, mortgage, indenture, contract, agreement, or instrument to which Seller is a party or is binding on the Assets, (ii) the organizational and governing documents of Seller, or (iii) any judgment, decree, order, law, statute, rule, or regulation applicable to Seller or any Asset.  This Agreement has been, and the other documents provided for herein to be executed and delivered by Seller to Purchaser will be, duly executed and delivered on behalf of Seller and constitute or shall constitute the legal, valid, and binding obligations of Seller, enforceable in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.2.4

Brokers.  Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement which will be the responsibility of Purchaser; and any such obligation or liability of Seller shall be the sole obligation of Seller.

6.2.5

Certain Tax Matters.  Seller has duly and timely filed all Tax returns with respect to the Assets that it was required to file, and all such Tax returns are true, correct and complete in all material respects.  Seller has timely paid when due all Taxes (whether or not shown on any Tax return) with respect to the Assets.  Other than Permitted Encumbrances, there are no liens on any of the Assets attributable to Taxes.  With respect to any Taxes relating to the Assets, (a) there are not currently in effect any extensions or waivers of any statute of limitations of any jurisdiction regarding the assessment or collection of any such Tax and (b) there are no pending or, to Seller’s knowledge, threatened audits, examinations or other proceedings against the Assets or Sellers.  None of the Assets is or shall be subject to any contractual arrangement that is treated, for federal income Tax purposes, as a partnership, and no transfer of any part of the Assets pursuant to this Agreement will be treated as a transfer of an interest in a partnership for federal income Tax purposes.

6.2.6

Pending Claims and Litigation.  Except as set forth on Schedule 6.2.6, there are no suits, actions or other legal, administrative, or arbitration proceedings (i) in the case of Assets for which Seller has been designated operator, that are pending or, to Seller’s knowledge, threatened in writing against Seller, or any of such Assets, and (ii) in the case of Assets for which Seller has not been designated operator, to Seller’s knowledge, that are pending or threatened in writing against Seller, the operator of such Assets, or any of such Assets.

6.2.7

Violations.  Except as set forth on Schedule 6.2.7, to the knowledge of Seller, Seller has not violated any laws, statutes, regulations, Permits or orders applicable to any of its Assets or the operation thereof which violation may reasonably be expected to have a material effect on the value of the Assets affected thereby or the ownership, operation or use thereof (other than Environmental Laws, which are governed exclusively by Sections 6.2.10 and 6.2.16 and Article 5, and laws related to Taxes, as to which Seller’s sole representations and warranties are set forth in Section 6.2.5).

6.2.8

Gas Imbalances.  Except for those listed on Schedule 6.2.8, as of the Effective Date, there exist no production imbalances or imbalances with respect to any pipeline, storage or processing facility, or other conditions regarding Hydrocarbons taken or marketed from the Assets or any portion thereof which could result in:

(i)

a portion of any Seller’s interest in such Hydrocarbon production being taken or delivered after the Closing without Purchaser receiving payment therefor or at the price it would have received absent such imbalance; or

(ii)	Seller or Purchaser being obligated to make payment to any person or entity as a result of such imbalance; or
(iii)

Seller being obligated, by virtue or any prepayment arrangement, take-or-pay agreement, or similar arrangement, to deliver Hydrocarbons produced from the Assets at some future time without then receiving full payment therefor.

The gas imbalances listed in Schedule 6.2.8, if any, have been taken into account in determining the Purchase Price.  Notwithstanding anything else to the contrary contained herein, Purchaser’s sole and exclusive remedy with respect to any breach of the representation and warranty contained in this Section 6.2.8 shall be an adjustment to the Purchase Price at the Closing or in the Post-Closing Adjustment Statement.

6.2.9

Material Contracts.  Schedule 6.2.9 sets forth a list of all Material Contracts (as hereinafter defined) that exist as of the date of this Agreement and Seller has made available to Purchaser as of the date hereof all true and correct copies of all such agreements in Seller’s possession along with all amendments thereto.  Except as set forth on Schedule 6.2.9, each Material Contract is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, and, to Seller’s knowledge, enforceable against each other party thereto in accordance with its terms, subject, in each case, to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.  Except as set forth on Schedule 6.2.9, to Seller’s knowledge, no event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a material breach, violation or default by Seller or any other party thereto, under any of the Material Contracts.  As used herein, the term “Material Contract” shall mean, to the extent binding upon the Assets and Purchaser’s ownership thereof or operations with respect thereto from and after Closing, any Existing Contract which is one or more of the following types:

(i)	Any contract or agreement with any Affiliate of Seller;
(ii)

Any contract or agreement for the sale, balancing, gathering, transportation, treatment, processing, storage or other disposition or marketing of Hydrocarbons having a term extending beyond the date that is one hundred eighty (180) days after the Effective Date and that is not cancelable without penalty on sixty (60) days or less prior written notice;

(iii)

Any contract that constitutes a non-competition agreement, or any agreement that purports to restrict, limit, or prohibit the manner in which, or the locations in which Seller conducts business, including any area of mutual interest agreement;

(iv)	Any contract or agreement pursuant to which any third party has the right to earn or acquire any portion of the Properties (other than pursuant to customary non-consent provisions);
(v)

Any contract  or agreement that could reasonably be expected to require aggregate payments by Seller in an amount greater than $100,000 during the current or any subsequent calendar year, other than routine operating, unitization, pooling or communitization agreements;

(vi)

Any indentures, mortgages or deeds of trust, loans, credit or note purchase agreements, sale lease back agreements, guarantees, bonds, letters of credit or similar financial agreements that constitute a lien on the Assets that will not be satisfied or released at or before the Closing Date, other than Permitted Encumbrances;

(vii)

Any participation agreement, partnership, joint venture and/or exploration agreement, development agreement, joint operating agreement, unit operating agreement, unit agreement or similar contract entered into by Seller;

(viii)	Any pooling, unitization and/or communitization agreements, declarations and/or orders or pre-pooling agreements or similar instruments pertaining to or affecting the Assets; and

(ix)

contracts to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assets, but excluding conventional rights of reassignment upon intent to abandon or release a Well or Property.

6.2.10

Environmental Law. Insofar as it pertains to the Assets, except as set forth on Schedule 6.2.10, to Seller’s knowledge, (i) there are no suits, actions or other legal, administrative, or arbitration proceedings against Seller or its Affiliates relating to an alleged or actual breach of Environmental Laws on or with respect to the Assets, (ii) Seller has not received written notice of any material release, spill, disposal, event, condition or circumstance concerning any of the Assets that materially interferes with or prevents compliance with Environmental Law, and (iii) Seller has not received any written notice of any environmental, health or safety claim, demand, filing, investigation, administrative proceeding, or other proceeding relating to the Assets or notice of any alleged or actual violation or non-compliance with any Environmental Law.

6.2.11	Consents. Schedule 6.2.11 lists all Required Consents applicable in connection with the transfer of the Assets to Purchaser in accordance with the terms of this Agreement.
6.2.12

Preferential Purchase Rights.  Except as set forth on Schedule 6.2.12, there are no preferential rights to purchase any of the Assets that are applicable to the transfer of the Assets to Purchaser in accordance with the terms and conditions of this Agreement.

6.2.13

Leases and Royalties.  To Seller’s knowledge, the applicable operator has timely and properly paid all accrued bonuses, delay rentals, minimum royalties, and royalties due with respect to Seller’s interest in the Properties, in each case, in accordance with the Properties and Applicable Law.

6.2.14	Wells and Personal Property. To Seller’s knowledge, except as set forth on Schedule 6.2.14,
(i)	all Wells have been drilled and completed at legal locations and within the limits permitted by all applicable Properties, Existing Contracts, and pooling or unit agreements;
(ii)

no Well is subject to penalties on allowables on or after the Effective Date because of any overproduction or any other violation of Existing Law, and there are no Wells that (a) Seller is currently obligated by any Applicable Law or Existing Contract to currently plug, dismantle or abandon, (b) have been plugged, dismantled or abandoned during Seller’s period of ownership in a manner that does not comply in all material respects with Applicable Laws or (c) are on expired leases or leases in which Seller has no interest and are, or which solely with the passage of time will be, required to be plugged, dismantled or abandoned; and

(iii)

all currently producing Wells and the Personal Property are in an operable state of repair adequate to maintain normal operations in accordance with past practice, ordinary wear and tear excepted, and, without limiting the foregoing, do not contain, junk, fish, or other obstructions which could reasonably be expected to materially interfere with drilling, completion, recompletion, stimulation, or other operations on, with respect to, or affecting the Assets; and

(iv)

Seller has (and Purchaser, as successor-in-interest to Seller, will have) (a) title to the Personal Property free and clear of liens, encumbrances, obligations, and defects, other than Permitted Encumbrances, or (b) with respect to rented Personal Property, a good and valid leasehold interest in such Personal Property.

6.2.15

Pipelines.  To Seller’s knowledge, Seller has all of the Easements as are necessary for the continued operation of the Pipeline Assets as currently conducted. To Seller’s knowledge, except (i) as set forth on Schedule 6.2.15, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the Assets, Seller has valid title to such Easements, free and clear of all encumbrances, other than Permitted Encumbrances, and all obligations required to be fulfilled or performed by Seller or any of its Affiliates with respect to the Easements and any other party to the Easements with respect to the Easements have been fulfilled and performed and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in impairment of the rights of Seller or any of its Affiliates to the Easements.

6.2.16

Permits.  To Seller’s knowledge, except as set forth on Schedule 6.2.16, (i) Seller has acquired all material Permits from appropriate Governmental Bodies to conduct operations on the Assets, (ii) all such Permits are in full force and effect and no action, claim or proceeding is pending or threatened, to suspend, revoke or terminate any such Permit or declare any such Permit invalid, (iii) there are no material violations of any such Permit that would (or could with notice or lapse of time) result in the termination of such Permit and (iv) the transactions contemplated by this Agreement will not adversely affect the validity of any such Permit or cause a cancellation of or otherwise adversely affect such Permit.

6.3Knowledge

.  As used in this Agreement, words “to Seller’s knowledge,” “to the knowledge of Seller,” or other words of similar import mean that the statement so qualified is true to the actual knowledge of the individuals listed on Schedule 6.3, without further investigation or inquiry.  In connection with matters relating to Assets not operated by Seller, each and every such representation and warranty of Seller contained in this Article 6 shall be deemed to be qualified by the phrase, “to Seller’s knowledge”.

7.REPRESENTATIONS OF PURCHASER

7.1Representations and Warranties

.  Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

7.1.1

Existence.  Purchaser is a Delaware limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and will be duly qualified at the Closing to carry on its business in all states where the Assets are located.

7.1.2

Power.  Purchaser has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

7.1.3

Authorization.  The execution, delivery, and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Purchaser and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any material note, bond, mortgage, indenture, contract, agreement, or instrument to which Purchaser is a party, (ii) the organizational and governing documents of Purchaser, or (iii) any material judgment, decree, order, law, statute, rule, or regulation applicable to Purchaser, the non-compliance with which would have a material adverse effect on Seller or its ownership or operation, on or before the Closing, of any of the Assets, or the ability of Purchaser to consummate the transactions contemplated herein.  This Agreement has been, and the documents provided for herein to be executed and delivered by Purchaser to Seller will be, duly executed and delivered on behalf of Purchaser and constitute or shall constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

7.1.4

Brokers.  Purchaser has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement which will be the responsibility of any Seller; and any such obligation or liability of Purchaser that might exist shall be the sole obligation of Purchaser.

7.1.5

Sophistication; No Distribution.  Purchaser is an experienced and knowledgeable investor in the oil, gas and mineral resources industry that has previously expended substantial amounts in the acquisition and development of oil and gas properties.  Prior to entering into this Agreement, Purchaser has been advised by its counsel and such other persons as it has deemed appropriate concerning this Agreement.  The Assets to be acquired by Purchaser pursuant to this Agreement are being acquired by Purchaser for its own account, for investment, and not with a view to distribution or resale of securities within the meaning of the Securities Act of 1933, or any other applicable securities law, rule, regulation, or order that could impose any liability on Seller.

7.1.6

Claims and Litigation.  There is no claim, legal or administrative proceeding, or investigation now pending or, to the knowledge of Purchaser, threatened before any court or any administrative body against Purchaser or any Affiliate of Purchaser that would, if determined adversely to Purchaser, restrain, prohibit, or impose damages on Purchaser or Seller with respect to, or otherwise materially impair Purchaser’s ability to consummate, the transactions contemplated by this Agreement.

7.1.7	Financial Ability to Perform. Purchaser has, or has arranged to have at the Closing, sufficient funds and credit arrangements to consummate the transactions contemplated by this Agreement.
7.1.8	Bonds. Purchaser has obtained, or will obtain by the Closing, all of the bonds or sureties required by Applicable Laws to own and, where applicable, operate the Properties.
7.1.9

Non-Reliance.  Except with respect to the representations and warranties of Seller set forth in Section 6.2 and the certificate delivered by Seller at Closing pursuant to Section 12.5.9, Purchaser has not relied upon any oral or written statements, representations, or warranties that may have been made by or on behalf of Seller or any of their Affiliates concerning the condition, operation, performance, or prospects of the Assets, or upon any written reports, financial data, business plans, projections, or forecasts, any audits, studies, or assessments, or any other written materials, copies of which may have been furnished to Purchaser or as to which Purchaser may have been provided access in connection with the transactions contemplated by this Agreement.  EXCEPT AS PROVIDED ELSEWHERE HEREIN TO THE CONTRARY, TO THE EXTENT THAT PURCHASER HAS BEEN FURNISHED COPIES OF OR PROVIDED ACCESS TO ANY OF THE FOREGOING, PURCHASER ACKNOWLEDGES THAT SELLER, NOR ANY OF ITS AFFILIATES, NOR ANY OF SELLER’S OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS OR RICHARDSON BARR SECURITIES, INC., HAVE MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR ANY OTHER INFORMATION, DATA, OR MATERIALS (WHETHER WRITTEN OR ORAL) THAT MAY HAVE BEEN FURNISHED TO PURCHASER OR ITS REPRESENTATIVES, AGENTS OR RICHARDSON BARR SECURITIES, INC. BY OR ON BEHALF OF SELLER OR ANY OF ITS AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT, EXCEPT THAT SELLER HAS ACTUAL KNOWLEDGE THAT ANY OF SUCH INFORMATION, DATA, OR MATERIALS ARE MATERIALLY FALSE OR MISLEADING.

7.2Knowledge

.  As used in this Agreement, words “to Purchaser’s knowledge,” “to the knowledge of Purchaser,” or other words of similar import mean that the statement so qualified is true to the actual knowledge of the senior executive officers of Purchaser.

8.PRE-CLOSING OBLIGATIONS OF SELLER

8.1Operations

.  From the date of this Agreement until the Closing (the “Interim Period”), to the extent Seller can exert influence over such matters, Seller will use reasonable commercial efforts to see that the Properties not operated by Seller are maintained in full force and effect and are operated in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas, and mineral leases, Existing Contracts, and all Applicable Laws.  Seller, as to the portion of the Properties which Seller now operates, shall continue to operate the same in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas and mineral leases, the Existing Contracts, and all Applicable Laws, until such operations are turned over to and become the responsibility of Purchaser.  However, Seller will not have any obligation to operate any portion of the Properties after the expiration of the Interim Period except as provided for in Section 8.3.  Subject to the terms of Section 8.3, Seller will pay its proportionate share of all costs and expenses incurred in connection with Properties for which invoices are received prior to the Closing Date. During the Interim Period, Seller will (a) to the extent Seller controls the operation of any of the Properties, maintain the lease equipment in the same condition, working order, and state of repair as currently exists, subject to ordinary wear and tear, (b) give prompt written notice to Purchaser of any written notice received or given by Seller with respect to any material breach by Seller or any other person of any of the Properties, Permits and Existing Contracts, (c) use commercially reasonable efforts to pursue and collect accounts receivable and other receivables in a timely manner and in the ordinary course of business consistent with past practice, (d) give prompt written notice to Purchaser of (I) any written notice of any material damage to or destruction of any of the Assets and (II) any written notice received by Seller or any of its Affiliates of any material claim asserting any tort or violation of Applicable Law or any investigation, suit, action or litigation by or before a Governmental Body that, in each case, relates to the Assets, and (e) use commercially reasonable efforts to maintain and keep the Properties and Permits in full force and effect; provided, that, Seller shall not be required to make payments, conduct drilling operations or undertake obligations in favor any third parties in order to do so.  During the Interim Period and thereafter until operations are transferred to Purchaser or the duly elected or appointed successor operator, without the prior written consent of Purchaser, Seller will not (i) cause the Properties to be developed, maintained or operated in a manner substantially inconsistent with prior operations, (ii) unless required by law, abandon any part of the Properties or plug any of the Wells, (iii) commence any operation on the Properties anticipated to cost, as to Seller’s interest in the Properties, in excess of $250,000 per operation, except emergency operations, the outstanding AFE’s and other commitments described in Schedule 8.1, and operations undertaken to avoid any penalty provision of any Existing Contract or order (with respect to emergency operations, Seller shall notify Purchaser of said emergency as soon as reasonably practical), (iv) encumber (except for Permitted Encumbrances), convey or dispose of any part of the Properties (other than Personal Property and equipment replaced with items of comparable or superior quality and Hydrocarbons produced from the Properties in the ordinary course of business), (v) settle any suit or litigation or waive any claims or rights of value, in each case, attributable to the Assets, (vi) voluntarily relinquish its position as operator with respect to any Asset, (vii) reduce or terminate (or cause to be reduced or terminated) any insurance coverage now held by Seller or its Affiliates in connection with the Assets, (viii) voluntarily waive or release any material right with respect to any Asset or (ix) agree to any of the foregoing.

8.2Contracts

.  During the Interim Period, Seller will not, without the prior written consent of Purchaser, enter into any agreement (i) that would be a Material Contract if existing on the date of this Agreement, or (ii) amending, modifying, or terminating any of the Material Contracts.

8.3Compensation of Seller

.  With respect to those Properties operated by Seller, Seller shall operate such Properties for the benefit of Purchaser during the period from the Effective Date through the date(s) when the operation of such Properties is turned over to, and becomes the responsibility of, Purchaser or the duly elected or appointed successor operator (the “Operations Period”).  For the Operations Period, Seller shall be entitled to retain all amounts paid or owing to Seller by non-operators pursuant to the terms of the existing operating or similar agreements or otherwise required by law.  For the period from the Closing Date until the date(s) when the operation of the Properties is turned over to and becomes the responsibility of Purchaser or the duly elected or appointed successor operator, Purchaser shall pay to Seller (i) an amount equal to (A) the overhead charge attributable to Seller’s Working Interest in each such Property that would be payable to the operator pursuant to the terms of existing operating or similar agreements or otherwise required by law if Seller were a non-operator, or (B) if Seller owns one hundred percent (100%) of the working interest in such Property, a per Month overhead charge equal to five thousand dollars ($5,000) per drilling well and one thousand dollars ($1,000) per producing well, all in accordance with the 1984 COPAS Onshore Model Accounting Procedure, which is hereby incorporated by reference and (ii) all reasonable and necessary expenses attributable to Seller’s Working Interest incurred by Seller in operating, protecting, and maintaining the subject Properties.  Any such charges and expenses described above shall be recovered by Seller as part of the Closing or post-Closing adjustments, as appropriate.  Except in the event of an emergency, or as otherwise required pursuant to Section 8.1, Seller will have no obligation to make capital expenditures or extraordinary operating expenditures in connection with the Properties during the Operations Period. During the Operations Period, Seller shall incur no liability to Purchaser or any other person for, and Purchaser hereby releases Seller from, any Costs of any nature suffered or incurred by Purchaser or such other Person arising out of or in connection with the rendering by Seller of any operation of the Assets (including, without limitation, the incorrect payment of expenses, taxes, billings, delay rentals, royalties, minimum royalties, payments required by any of the Properties, shut-in royalties or similar payments, or for any failure to pay any such payments through mistake or oversight), unless such Costs are the result of the gross negligence or willful misconduct of Seller.

8.4Permissions

.  During the Interim Period, Seller shall use reasonable efforts to obtain all permissions, approvals, and consents by Federal, state and local governmental authorities and others as may be required to consummate the transactions contemplated by this Agreement (excluding governmental permissions, approvals and consents which are customarily obtained after the assignment of an oil and gas interest which shall be the responsibility of Purchaser to obtain).

8.5Defaults

.  Seller shall give prompt written notice to Purchaser of any notice of material default (or written threat of material default, whether disputed or denied by Seller) received or given by Seller subsequent to the Effective Date under any Existing Contract or any other instrument or agreement affecting the Properties to which Seller is a party or by which Seller or any of the Assets is bound.

8.6Operatorship

.  It is understood that in most (if not all) of the operating agreements covering any of the Properties, Seller does not retain the right to transfer operation of such Properties that are the subject of such operating agreements to a purchaser of Seller’s interests.  Notwithstanding the foregoing, at the Closing Seller will execute and deliver to Purchaser such change of operator forms as may be required by the applicable Governmental Bodies reflecting Purchaser as successor operator; however, Purchaser shall be responsible for obtaining approval to succeed Seller as operator from both the non-operators of each such Property and from the applicable Governmental Body, provided that Seller shall use reasonable commercial efforts to assist Purchaser in securing the consent of all interested parties to Purchaser’s election as operator of all of the Properties for which Seller is the current operator, but in no event shall Seller be required to expend funds in connection therewith; and provided, further that Seller shall not have any liability or responsibility with respect thereto.  Purchaser shall have the right to obtain agreements from such interested parties after the earlier of (i) the Closing Date or (ii) the date on which the transaction contemplated by this Agreement has been publicly announced and thereafter during the Interim Period.

8.7Geological and Geophysical Information

.  During the Interim Period, with respect to any right, title, and interest of Seller in any item of geological and geophysical information:

8.7.1

Seller shall use all reasonable efforts to determine whether such item of geological and geophysical information is subject to a contractual restriction on transfer or confidentiality obligation (including, without limitation, contacting appropriate parties in cases where Seller’s files are not clear in this regard).

8.7.2	Where geological and geophysical data is restricted, no access shall be permitted to such data and the same shall not be delivered to Seller at the Closing.
8.7.3

Seller shall retain pursuant to Section 1.6 certain of its other geological and geophysical information, and the Parties shall mutually agree as to the method of handling the balance of such information.

9.PRE-CLOSING OBLIGATIONS OF PURCHASER

9.1Return of Data

.  If this Agreement is terminated for any reason whatsoever, Purchaser, at Seller’s request, shall destroy or return promptly to Seller all information and data furnished to Purchaser, its officers, employees, and representatives in connection with this Agreement or Purchaser’s investigation of the Assets, and Purchaser shall not retain any copies of such information or data.

9.2Efforts

.  Purchaser shall use its reasonable commercial efforts to cause its representations and warranties under this Agreement to be true and correct on and as of the Closing.

10.CONDITIONS OF SELLER TO CLOSING

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the fulfillment on or prior to the Closing Date of each of the following conditions:

10.1Representations

.  The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 10.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

10.2Performance

.  Purchaser shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing.

10.3Governmental Consents

.  Purchaser shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any Governmental Body under any Applicable Law concerning the transactions contemplated herein, except those approvals, waivers or consents that are customarily obtained after Closing.

10.4Injunction

.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or granting material damages in connection therewith, shall have been issued and remain in force.

10.5Pending Matters

.  No suit, action, or other proceeding by a Governmental Body or other person shall be pending, or to the best of Seller’s knowledge, threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transaction contemplated by this Agreement.

10.6Title and Environmental Defects

. The sum of (i) amounts paid to the Escrow Agent attributed to Title Defects and Environmental Defects, (ii) adjustments to the Purchase Price attributable to Title Defects and Environmental Defects as to which the Parties have agreed to as of the Closing Date (including, without limitation, adjustments as to affected Properties removed from the transactions under this Agreement pursuant to Article 3 or Article 5), and (iii) adjustments to the Purchase Price attributed to preferential purchase rights in accordance with Section 3.10, Required Consents in accordance with Section 3.10 and Casualty Losses in accordance with Section 4.1 does not equal or exceed fifteen percent (15%) of the Purchase Price.

11.CONDITIONS OF PURCHASER TO CLOSING

The obligations of Purchaser to consummate the transaction contemplated by this Agreement are subject, at the option of Purchaser, to the fulfillment on or prior to the Closing Date of each of the following conditions:

11.1Representations

.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 11.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

11.2Performance

.  Seller shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by Seller at or prior to the Closing.

11.3Governmental Consents

.  Seller shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any Governmental Body under any Applicable Law concerning the transactions contemplated herein, except those approvals, waivers or consents that are customarily obtained after the Closing.

11.4Injunction

.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or granting material damages in connection therewith, shall have been issued and remain in force.

11.5Pending Matters

.  No suit, action, or other proceeding by a Governmental Body or other person shall be pending or, to the best of Purchaser’s knowledge, threatened which seeks substantial damages from Purchaser in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

11.6Title and Environmental Defects

. The sum of (i)  amounts paid to the Escrow Agent attributed to Title Defects and Environmental Defects, (ii) adjustments to the Purchase Price attributable to Title Defects and Environmental Defects as to which the Parties have agreed to as of the Closing Date (including, without limitation, adjustments as to affected Properties removed from the transactions under this Agreement pursuant to Article 3 or Article 5), and (iii) adjustments to the Purchase Price attributed to preferential purchase rights in accordance with Section 3.10, Required Consents in accordance with Section 3.10 and Casualty Losses in accordance with Section 4.1 does not equal or exceed fifteen percent (15%) of the Purchase Price.

11.7Release of Liens

. Other than Permitted Encumbrances, all liens, charges, mortgages and security interests, to the extent encumbering the Assets and put in place by Seller or its Affiliates for borrowed money, shall have been released.

12.CLOSING

12.1Time and Place of the Closing

.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m., Central Time, on November 13, 2017 (such date, or any subsequent date agreed to by the Parties pursuant to Section 12.2, the “Closing Date”).  The Closing shall take place electronically (by telephone conference, e-mail, fax, etc.) or, if necessary, at the offices of Seller in Oklahoma City, Oklahoma, or such other place as the Parties may agree upon.

12.2Change of the Closing Date

.  The Closing Date may be extended only by mutual agreement of the Parties, with such mutually agreed date to become the Closing Date.

12.3Calculation of Adjusted Purchase Price

.  Seller shall prepare, in accordance with the provisions of this Agreement, a statement (the “Closing Adjustment Statement”) setting forth the Preliminary Amount, including each adjustment to the Purchase Price made, to the best of Seller’s knowledge, in accordance with the terms of Section 2.4, calculated based on actual information available on the date such statement is prepared or estimates when actual information is not available.  Seller shall submit the Closing Adjustment Statement to Purchaser no later than two (2) business days prior to the Closing Date and shall include reasonable supporting documentation for the Closing Adjustment Statement.  If the Parties cannot agree on the Closing Adjustment Statement or the Preliminary Amount, the Closing shall occur as scheduled based on Seller’s good faith calculation of the Preliminary Amount with the difference between Seller’s and Purchaser’s calculation of the Preliminary Amount to be reconciled in connection with making post-closing adjustments as provided in Section 13.1.

12.4Failure to Close

.  If the conditions precedent to the obligation of a Party to close the transactions contemplated herein have been satisfied or waived on or before the Closing Date, and such Party nevertheless fails or refuses to close, the Party failing or refusing to close shall be deemed to have breached the obligations it has undertaken hereunder to perform at the Closing, and shall be subject to the provisions of Article 15.

12.5Closing Obligations

.  At the Closing:

12.5.1

Seller and Purchaser shall execute and acknowledge, and Seller shall deliver to Purchaser, (i) a master original of the Assignment, Bill of Sale and Conveyance in substantially the form attached hereto as Exhibit D (the “General Assignment”), together with a complete Exhibit A attached, and (ii) sufficient counterparts of the General Assignment to enable the recording of a counterpart of the General Assignment in each of the counties where the Assets are located.

12.5.2

Seller shall provide to Purchaser a listing showing all net proceeds and receivables related to production attributable to the Assets which are currently held in suspense (together with an analysis containing the names of the owners of such net proceeds and receivables held in suspense (to the extent known at such time), and the amount of such funds) pending completion of a division order title opinion or because of lack of identity or address of owners, title defects, changes of the ownership, or similar reasons.  After the Closing Date, Purchaser shall be responsible for proper distribution of all the suspended funds to the parties lawfully entitled thereto, and Purchaser agrees to indemnify and hold Seller and the Seller Group harmless from and against any Costs associated with Purchaser’s distribution of such suspended funds, but only to the extent of the funds for which the Purchase Price shall have been adjusted pursuant to the provisions of Section 2.4.15.    Seller shall indemnify and hold Purchaser harmless for any penalty, interest, or other assessments arising from Seller’s failure to timely escheat any suspended funds required by Applicable Laws to be escheated prior to the Closing Date.

12.5.3	Purchaser shall pay the Preliminary Amount to Seller and the Escrow Amount, if any, to the Escrow Agent.
12.5.4	Seller and Purchaser shall execute, acknowledge, and deliver federal, state, and Indian forms of lease assignments, if necessary.
12.5.5

Seller shall prepare and deliver and Seller and Purchaser shall execute, acknowledge, and deliver transfer orders or letters-in-lieu thereof directing all purchasers of production and remitters of production proceeds to make payment to Purchaser of proceeds attributable to production from the Assets for the period of time on and after the Effective Date.  Seller shall furnish to Purchaser any executed letter-in-lieu of transfer/division orders or such other transfer documents that may be required for notifying and amending purchaser records after the BIA/Osage Agency has approved the transfers.

12.5.6

Except as otherwise provided in this Agreement, Seller shall deliver to Purchaser, and Purchaser shall take, possession of the Assets, and, as provided in this Agreement, subject to applicable provisions of the Existing Contracts, take over all operations of the Assets for which any Seller is designated as operator.

12.5.7	Seller shall execute and deliver to Purchaser appropriate change of operator forms for each of the Properties operated by Seller.
12.5.8	Each Seller shall deliver to Purchaser a non-foreign affidavit meeting the requirements of Section 1445(b)(2) of the IRC and the regulations thereunder.
12.5.9

Seller shall deliver a certificate duly executed by an authorized officer of Seller dated as of Closing certifying on behalf of such Seller that the conditions set forth in Sections 11.1 and 11.2 have been fulfilled.

12.5.10

Purchaser shall deliver a certificate duly executed by an authorized officer of Purchaser dated as of Closing certifying on behalf of Purchaser that the conditions set forth in Sections 10.1 and 10.2 have been fulfilled.

12.5.11	Seller shall deliver evidence to the reasonable satisfaction of Purchaser that the liens referenced in Section 11.7 have been released.
12.5.12	Seller and Purchaser shall each execute and deliver a transition services agreement in a form to be mutually agreed by the Parties.
12.5.13

Seller and Purchaser shall each execute, acknowledge and deliver a special warranty deed conveying the surface fee acreage set forth on Exhibit E to Purchaser in a form to be mutually agreed by the Parties.

12.5.14	Seller and Purchaser shall execute such other instruments and take such other actions as may be necessary to carry out their respective obligations under this Agreement.

12.6Conveyance

.  The General Assignment shall be without representation or warranty of title, express or implied, except that Seller shall warrant and agree to defend Good and Defensible Title to the Assets against the lawful claims and demands of all persons claiming the same, or any part thereof, but limited to claims arising by, through, or under Seller but not otherwise, subject to and excepting all Permitted Encumbrances.  To the fullest extent allowed by Applicable Law and the applicable agreement with any third parties, Seller will give and grant to Purchaser, its successors and assigns, full power and right of substitution and subrogation in and to all special warranties of title by preceding owners, vendors, or others, given or made with respect to the Assets or any part thereof.

13.POST-CLOSING OBLIGATIONS

13.1Post-Closing Adjustments.

13.1.1

As soon as reasonably practicable after the Closing, but in no event later than the later of ninety (90) days after the Closing and the date that all outstanding disputes before the Expert under Section 3.9 have been finally resolved, Seller shall prepare, in accordance with this Agreement, and deliver to Purchaser, a statement setting forth each adjustment to the Purchase Price made pursuant hereto (the “Post-Closing Adjustment Statement”).  The Post-Closing Adjustment Statement will include any adjustments necessary in connection with (i) any Title Defect Adjustment, Environmental Defect Adjustment or Casualty Loss determined pursuant to Section 3.9, (ii) any Gas Imbalance Adjustment determined in accordance with Section 13.1.4, and (iii) any other adjustments required under the provisions of Section 2.4 and not taken into account in determining the Closing Adjustment Statement.  As soon as reasonably practicable, but in no event later than thirty (30) days after Purchaser’s receipt of the Post-Closing Adjustment Statement from Seller, Purchaser shall deliver to Seller any objections that Purchaser has to the Post-Closing Adjustment Statement.  If Purchaser fails to object to such Post-Closing Adjustment Statement within such thirty (30) day time period, any changes shall be deemed waived and the Post-Closing Adjustment Statement shall be conclusively deemed to be accepted by both Parties, and will be final and binding on the Parties and not subject to further audit or arbitration.  The Parties shall undertake to agree on the final Adjusted Purchase Price no later than one hundred twenty (120) days after the Closing.

13.1.2

If Purchaser and Seller, acting in good faith, are unable to agree upon the adjustments in the Post-Closing Adjustment Statement required under the provisions of Section 2.4 (other than any Title Defect Adjustment, Environmental Defect Adjustment or Casualty Loss determined pursuant to Section 3.9, which determinations shall be final), within one hundred twenty (120) days after the Closing, the final Post-Closing Adjustment Statement amount shall be determined either (i) by subsequent agreement of the Parties, or (ii) by binding arbitration pursuant to an arbitration proceeding initiated and conducted in accordance with the then in force Commercial Arbitration Rules of the American Arbitration Association (“AAA”).  Either Party may initiate arbitration.  The arbitration proceedings shall be conducted in Oklahoma City, Oklahoma, by a single arbitrator agreed to by the Parties, or if they are unable to agree, selected by the AAA.  The arbitrator shall be a certified public accountant licensed to practice in the State of Oklahoma with at least (10) years’ experience in the oil and gas business.  In fulfilling its duties hereunder with respect to the Final Settlement Statement, the arbitrator shall be bound by the matters set forth in this Agreement.  The decision of the arbitrator shall be conclusive and binding on the Parties.  The general expenses of arbitration, including the fees and expenses of the arbitrator, shall be borne equally by Seller and Purchaser; however, each Party shall bear and pay the fees and expenses of its own witnesses, legal counsel and of the collection and presentation of its evidence.  The award of the arbitrator shall not be subject to appeal or judicial review of any nature and shall be enforceable in any court of competent jurisdiction.  PURCHASER EXPRESSLY CONSENTS TO THE JURISDICTION OF AND APPROPRIATE VENUE IN ANY STATE DISTRICT COURT OR, SUBJECT TO SATISFYING JURISDICTIONAL REQUIREMENTS, ANY FEDERAL DISTRICT COURT, SITTING IN OKLAHOMA CITY, OKLAHOMA, FOR PURPOSES OF ENFORCING THE ARBITRATION AWARD.

13.1.3

The date upon which the Adjusted Purchase Price is agreed to by the Parties or determined by arbitration pursuant to Section 13.1.2 is referred to herein as the “Final Settlement Date.”  Within five (5) business days after the Final Settlement Date, those credits agreed upon by Purchaser and Seller shall be netted, and the final settlement shall be paid in cash by the Party owing same, via wire transfer as directed in writing by the receiving Party.

13.1.4

If either Party determines, prior to the delivery of the Post-Closing Adjustment Statement, that Hydrocarbon production imbalances or imbalances with respect to any pipeline, storage, or processing facility attributable to Wells included in the Assets as of the Effective Date are other than as set forth in Schedule 6.2.8, subject to verification of the other Party, the Purchase Price shall be adjusted upward or downward in connection with the Post-Closing Adjustment Statement, depending upon whether there is a net overproduction or a net underproduction attributable to such Wells.  The amount to be paid by Purchaser to Seller with respect to any underproduction, or by Seller to Purchaser with respect to any overproduction, shall be based on a value of $2.00 per MMBtu, without adjustment for present value or other discount factors.  Notwithstanding the foregoing, in no event shall any adjustment be made or any amount owing by either Party unless the net amount owed (the “Gas Imbalance Adjustment”) is greater than $50,000.

13.2Receipts and Credits

.  Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time on and after the Effective Date shall be the sole property of Purchaser, and, to the extent received by any Seller after the Closing, Seller shall fully disclose, account for, and transmit the same promptly to Purchaser.  Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time prior to the Effective Date shall be the sole property of Seller, and, to the extent received by Purchaser after the Closing, Purchaser shall fully disclose, account for, and transmit the same promptly to Seller.  Except as otherwise provided in this Agreement (including, without limitation, the Assumed Obligations expressly assumed by Purchaser), all Property Costs incurred by Seller prior to Closing and attributable to the Assets for periods of time prior to the Effective Date, regardless of when due or payable, shall be the sole obligation of Seller, and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for, and hold Purchaser and its successors and assigns harmless from and against, the same.  Except as otherwise provided in this Agreement (including, without limitation, the Assumed Obligations expressly assumed by Purchaser), all costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time on and after the Effective Date, regardless of when due or payable, shall be the sole obligation of Purchaser, and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for, and hold Seller and its respective successors and assigns harmless from and against, the same.

13.3Assumption and Indemnification.

13.3.1

If the Closing occurs, Purchaser shall assume and agrees to pay, perform, and discharge any and all Assumed Obligations (as hereinafter defined).  As used herein, “Assumed Obligations” means, except for the Retained Liabilities or any matters, obligations and liabilities for which Purchaser would be entitled to indemnity under this Article 13 (without limiting Sections 17.16.1 or 17.16.2), all liabilities, responsibilities, duties, and obligations that arise from or relate to the ownership, use, or operation of the Assets and the production and marketing of Hydrocarbons therefrom, whether arising before, on, or after the Effective Date, including, without limitation, liabilities, responsibilities, duties, and obligations arising out of or relating to: (i) Plugging and Abandonment (as hereinafter defined); (ii) contracts or agreements affecting the Assets in existence as of the Effective Date or the Closing Date, including, but not limited to, the Existing Contracts; (iii) the Environmental Obligations (as hereinafter defined), (iv) imbalances due to overproduction of gas by Seller or pipeline imbalances owed by Seller under transportation agreements; (v) Costs arising in connection with the transfer, ownership or operation of the BIA Leases (including, without limitation, the contract operation arrangement contemplated by Article 14); and (vi) obligations otherwise assumed by Purchaser under this Agreement.  As used herein, “Environmental Obligations” means any claim, obligation, or liability relating to the environmental condition of the Assets, regardless of whether resulting from acts, omissions, events, or conditions occurring before, on, or after the Effective Date, including, without limitation, (u) all Environmental Defects timely and properly asserted by Purchaser pursuant to Article 5, regardless of whether or not an Environmental Defect Adjustment is made with respect thereto, (v) any other environmental pollution or contamination with respect to the air, land, soil, surface, subsurface strata, surface water, ground water, or sediments, (w) underground injection activities and waste disposal, (x) the presence of hazardous substances and /or NORM, (y) the presence of unknown abandoned oil and gas wells, water wells, sumps, pits, pipelines, and other equipment, and (z) necessary Remediation, and the cost of such Remediation, or any control, assessment, or compliance with respect to any pollution or contamination.  As used herein, “Plugging and Abandonment” means all plugging, replugging, abandonment, removal, disposal or restoration associated with the Assets, including, but not limited to, all plugging and abandonment, removal, surface restoration (including, without limitation, wetlands and marsh restoration), site clearance, and disposal of the Wells, well collars, structures and Personal Property located on or associated with the Assets (whether drilled or placed on an Asset prior to, on, or after the Effective Date), the removal and capping of all associated flowlines, the restoration of the surface, site clearance, and any disposal of related waste materials, including, without limitation, NORM and asbestos, all in accordance with all Applicable Laws and the terms and conditions of the Properties and Existing Contracts; provided, however, this definition of Plugging and Abandonment is not intended to preclude Purchaser from raising an Environmental Defect as provided in Article 5.

13.3.2

From and after Closing, Purchaser hereby indemnifies and agrees to defend and hold harmless Seller and the Seller Group from and against all Costs based upon, arising out of, in connection with, or relating to (i) any breach of any representation, warranty, covenant, or agreement of Purchaser contained in this Agreement and (ii) Purchaser’s inspection of the Assets prior to the Closing.  If the Closing occurs, Purchaser shall indemnify, defend, and hold harmless Seller and the Seller Group from and against all Costs based upon, arising out of, in connection with, or relating to the Assumed Obligations.

13.3.3

Subject to the provisions of Sections 17.16.1 and 17.16.2, from and after Closing, Seller hereby indemnifies and agrees to defend and hold harmless Purchaser and the Purchaser Group from and against all Costs based upon, arising out of, in connection with, or relating to (i) any breach of any representation or warranty of Seller contained in this Agreement, (ii) any breach of the covenants and agreements of Seller in this Agreement and (iii) the Retained Liabilities.

13.3.4	“Retained Liabilities” shall mean all Costs arising out of, incident to or in connection with:
(i)

to the extent Purchaser submits a claim within the one (1) year period following the Closing Date, failure to pay or the incorrect payment to any royalty owner, overriding royalty owner, or other interest holder under the Oil and Gas Properties with respect to payments out of the proceeds of production and attributable to the period of time prior to the Effective Date; provided, that, this subpart (i) shall automatically expire and be of no further force and effect on the date that is one (1) year after the Closing Date;

(ii)	Seller’s failure to pay or incorrect payment of any Taxes allocated to a Seller pursuant to this Agreement;
(iii)	those litigation matters set forth, or to the extent Seller had knowledge thereof as of the execution date of this Agreement and therefore should have been set forth, on Schedule 6.2.6;
(iv)

Seller’s disposal or transportation prior to the Closing Date of any hazardous materials generated on the Assets that are attributable to Seller’s ownership or operation of the Assets at or to any location not on the Assets;

(v)	any Excluded Assets;

(vi)	Costs owed to any Affiliate of Seller to the extent accruing prior to the Closing Date and relating to the Assets;
(vii)

third party claims, demands, damages, costs and expenses, obligations or other liabilities with respect to bodily injury or death arising from Seller’s operations on the Assets prior to the Closing Date;

(viii)	claims asserted by a third party for gross negligence or willful misconduct of Seller or its Affiliates;
(ix)

all employment relationships of Seller or any Affiliate of Seller, including any of their respective present or former employees or the termination of any such employment relationships, including the compensation or reimbursement for work performed with respect to the Assets to the extent attributable to periods prior to the Closing Date;

(x)	penalties, fines and criminal Costs imposed or assessed prior to the Effective Date in connection with Seller’s ownership or operation of the Assets; and
(xi)	Seller’s obligations pursuant to Section 12.5.2.

13.4Disclaimers

.  PURCHASER’S OBLIGATIONS UNDER SECTIONS 13.3.1 AND 13.3.2 SHALL APPLY REGARDLESS OF THE FAULT OR NEGLIGENCE (OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF SELLER, INCLUDING STRICT OR STATUTORY LIABILITY OF SELLER UNDER ANY APPLICABLE LAW.  SELLER’S OBLIGATIONS UNDER SECTION 13.3.3 SHALL APPLY REGARDLESS OF THE FAULT OR NEGLIGENCE (OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF PURCHASER, INCLUDING STRICT OR STATUTORY LIABILITY OF PURCHASER UNDER ANY APPLICABLE LAW.

13.5Method of Asserting Claims

.  All claims for indemnification under this Agreement shall be asserted and resolved as follows; provided that the provisions of Sections 13.5 and 13.6 shall be covenants and not conditions to the defense and indemnity obligations to which they apply:

13.5.1

If any claim for which a Party providing indemnification (the “Indemnifying Party”) would be liable to a Party or any of its officers, directors, employees, agents or representatives entitled to indemnification hereunder (the “Indemnified Party”) is asserted against or sought to be collected by a third person, the Indemnified Party shall promptly notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the “Claim Notice”).  The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether it disputes its liability to the Indemnified Party hereunder with respect to such claim; and (ii) if it does not dispute such liability, whether it desires, at its sole cost and expense, to defend the Indemnified Party against such claim; provided, however, that the Indemnified Party is hereby authorized, prior to and during the Notice Period, to file any motion, answer, or other pleading, submission or document which it shall deem necessary or appropriate to protect its interests.  If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it does not dispute such liability and desires to defend against such claim or demand, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend such claim or demand by appropriate proceedings, which proceedings shall be promptly settled or prosecuted to a final conclusion, in such a manner as to avoid any risk of the Indemnified Party becoming subject to liability.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its own cost and expense.  If the Indemnifying Party disputes its liability with respect to such claim, or elects not to defend such claim, whether by not giving timely notice as provided above or otherwise, the Indemnified Party shall have the right, but not the obligation, to defend against such claim, and if the Indemnifying Party is conclusively determined to have the obligation hereunder to provide indemnity with respect to such obligation hereunder, then the Indemnifying Party shall be responsible for paying the cost of such dispute.

13.5.2

If the Indemnified Party shall have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted or sought to be collected from it by a third person, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party.

13.5.3

As a condition to the Indemnifying Party’s obligations hereunder, the Indemnified Party will in good faith cooperate with and assist the Indemnifying Party in the prosecution or defense of such claims at no unreasonable expense to the Indemnified Party.  No Indemnifying Party shall consent to entry of judgment or enter into any settlement with respect to a claim either (i) without the consent of the Indemnified Party, which consent shall not be unreasonably withheld, or (ii) unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim.  No Indemnified Party shall consent to the entry of judgment or enter the settlement of any such action, the defense of which has been assumed by an Indemnifying Party, without the consent of such Indemnifying Party, which consent shall not be unreasonably withheld.

13.6Payment

.  Payments under this Article 13 and under any other indemnity provision of this Agreement shall be made as follows: if the Indemnifying Party is required to make any payment hereunder, the Indemnifying Party shall promptly pay the Indemnified Party the amount so determined.  If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed hereunder, the Indemnifying Party shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute.  Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person or other entity with respect to the subject matter of this claim.

13.7Recording

.  As soon as practicable after the Closing, Purchaser shall file and record all counterparts of the General Assignment in the appropriate counties and, if necessary, with all relevant Governmental Bodies, and provide Seller, at Purchaser’s expense, with copies of all recorded counterparts of the General Assignment.

13.8Cooperation and Further Assurances

.  After the Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge, and deliver all such further documents as are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement, including, but not limited to, the execution of state change of operator forms and other required state regulatory filings.  Each Party also agrees to cooperate with each other by providing reasonable information which may be required by the other Party for the purpose of administering the Assets and preparing or reviewing the Post-Closing Adjustment Statement.

14.BUREAU OF INDIAN AFFAIRS LEASES

14.1BIA Leases

.  Hydrocarbon Interests in oil, gas or minerals to which the Bureau of Indian Affairs (“BIA”), the Osage Agency, or any other entity associated with a Native American tribe is a lessor, party in interest, or under which such entity has a right to consent to assignment of the subject Hydrocarbon Interest (“BIA Lease”) will be subject to the following additional post-closing obligations pending approval of assignment of such BIA Lease.

14.2BIA Lease Revenues

.  From closing until such time as the consent for the transfer of any BIA Lease has been granted as required under such BIA Lease (the “Consent Interim Period”), Purchaser authorizes Seller, in its reasonable business judgment, to market production from the BIA Lease on behalf of Purchaser, and to receive revenues from the oil or gas purchasers from such marketing efforts.  Seller shall remit to Purchaser the revenues received for production from the BIA Lease within fifteen (15) business days of Seller’s receipt of such revenues from oil and gas purchasers, net of severance Taxes and charges imposed by the purchaser.  Seller will continue to remit the royalty revenues due to the BIA or tribal entity and the Taxes due the state on the wells for which Seller receives 100% gross payment.  It is understood by and Purchaser that where royalty revenues are paid by the purchaser directly to the lessor under any BIA Lease, Seller will have no liability to Purchaser regarding distribution of revenue under the BIA Lease.

14.3Operation of BIA Leases

.  During the Consent Interim Period, Seller will designate Purchaser to act as it contract operator of the BIA Leases.  The contract operation arrangement will terminate with respect to an individual BIA Lease when the consent to the assignment of the individual BIA Lease is granted, but will continue with respect to other BIA Leases until such time as the consent to the assignment all BIA Leases conveyed by Seller to Purchaser under the this Agreement has been granted.  At the end of the Consent Interim Period, Seller shall furnish to Purchaser any executed letter-in-lieu or transfer/division orders or such other transfer documents that may be required for notifying and amending purchaser records.  Final settlement of all revenues and expenses will be made in the post-closing as provided.  Nothing under the contract operation agreement between Seller and Purchaser will alter the indemnities or other obligations set forth in this Agreement.

15.TERMINATION

15.1Right of Termination

.  This Agreement may be terminated at any time at or prior to the Closing only:

15.1.1	by mutual consent of the Parties;
15.1.2

by Seller, at Seller’s option, if any of the conditions applicable to Purchaser set forth above in Article 10 have not been satisfied as provided therein or waived by Seller on or before the Closing Date;

15.1.3

by Purchaser, at Purchaser’s option, if any of the conditions applicable to Seller set forth above in Article 11 have not been satisfied as provided therein or waived by Purchaser on or before the Closing Date;

15.1.4	by either Seller or Purchaser if the Closing has not occurred on or before January 12, 2018, or such later date as the Parties may agree upon in writing; and
15.1.5	by Seller or Purchaser pursuant to the provisions of Section 3.8, if applicable.

15.2Effect of Termination

.  If this Agreement is terminated pursuant to Section 15.1 above, this Agreement shall become void and of no further force or effect (except for the provisions of the final sentence of Section 3.1 and Sections 5.2.2, 9.2, 17.10, and this Section 15.2, which shall continue in full force and effect).  If this Agreement is terminated pursuant to either Section 15.1.1 or Section 15.1.5, neither Party shall have any further liability to the other as the result of such termination.  If this Agreement is terminated by Seller pursuant to Section 15.1.2, Seller is ready, willing and able to close, and Purchaser is in material breach of this Agreement, then the Parties shall jointly instruct the Escrow Agent to release the Performance Deposit to Seller as liquidated damages pursuant to Section 2.3 as its sole remedy, with all other remedies being waived; provided, that if this Agreement is terminated for any other reason hereunder, the Parties shall jointly instruct the Escrow Agent to release the Performance Deposit to Purchaser.  If this Agreement is terminated by Purchaser pursuant to Section 15.1.3 and Seller has failed to exercise its best efforts to cause the conditions set forth in Article 11 to have been fulfilled on or before the Closing Date, then, in addition to the return of the Performance Deposit to Purchaser pursuant to the above, Seller shall deliver to Purchaser an amount equal to Five Million Nine Hundred Fifty Thousand Dollars ($5,950,000) within thirty (30) days of such termination as liquidated damages representing Purchaser’s sole remedy for Seller’s failure to consummate the transaction contemplated herein.  The Parties agree that the above amount is a reasonable sum considering all the circumstances existing on the date of this Agreement, including the relationship of the sum to the range of harm to Purchaser that reasonably could be anticipated and the anticipation that proof of actual damages would be costly or inconvenient.  Notwithstanding anything to the contrary contained in this Agreement, upon any termination of this Agreement pursuant to Section 15.1, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any party without any restriction under this Agreement; and Purchaser shall be liable for all actual, incidental, and consequential damages (including, without limitation, lost profits) if it attempts to interfere in any way with any such enjoyment or action by Seller.

16.TAXES

16.1Apportionment of Ad Valorem and Property Taxes

.  Seller shall be allocated and shall bear all ad valorem taxes, real property taxes, Personal Property taxes, and similar Tax obligations (the “Property Taxes”) with respect to the Assets for any Tax period (or portion thereof) ending prior to the Effective Date.  Purchaser shall be allocated and shall bear all Property Taxes with respect to the Assets for any Tax period (or portion thereof) beginning on or after the Effective Date.  Property Taxes for any Tax period in which the Effective Date occurs shall be apportioned based on the number of days in such Tax period before and after the Effective Date, between Seller and Purchaser and, if already paid by Seller, an appropriate increase in the Purchase Price shall be made pursuant to Section 2.4.5.  If such Property Taxes are not already paid, but the Tax liability is known or can be reasonably estimated, then Seller’s portion of such Property Taxes shall be reflected as a Purchase Price adjustment pursuant to Section 2.4.12.  Purchaser shall pay or cause to be paid to the taxing authorities all Property Taxes of which it has knowledge not already paid relating to the Tax period in which the Effective Date occurs, and if appropriate adjustments to the Purchase Price pursuant to Section 2.4 were not made at the Closing or in connection with the Post-Closing Adjustment Statement, Purchaser shall invoice Seller (with copies of applicable Tax bills and assessments to confirm same) for Seller’s apportioned shares of such Property Taxes.  Seller shall pay to Purchaser its share of such Property Taxes within thirty (30) days of receipt of said notice.  Purchaser shall defend, indemnify, and hold Seller harmless with respect to the payment of such Property Taxes of which Purchaser has knowledge and which Purchaser is obligated to pay to the applicable taxing authorities (including any interest or penalties assessed thereon), provided Seller pays to Purchaser its share (as apportioned hereunder) within thirty (30) days of being properly invoiced (with accompanying documents to support the invoice) by Purchaser.  For the Tax period in which the Effective Date occurs, Seller agrees (i) to forward immediately to Purchaser copies of all Property Tax reports and returns received by Seller after the Closing and (ii) to provide Purchaser with appropriate information which is necessary for Purchaser to file any required Property Tax reports and returns.  For non-operated Properties, the Property Taxes will be allocated between Seller and Purchaser upon the receipt of joint interest billings in which such Property Taxes are charged.  Notwithstanding the foregoing, Seller or Purchaser may contest with the appropriate taxing authority the amount of or liability for any Property Tax apportioned to it pursuant to this Section 16.1.  The Party pursuing the contest shall indemnify the other Party from and against all Costs incurred by the other Party in connection with the contest, and upon final settlement or resolution of the contest, the economic burden of the contested Tax shall be adjusted among the parties in a manner consistent with the intent of this Section 16.1.

16.2Sales Taxes

.  Purchaser shall pay, or cause to be paid, all sales, use, transfer, and similar Taxes, if any, resulting from the sale and transfer of the Assets to Purchaser hereunder (including without limitation, all applicable conveyance, transfer and recording fees, and real estate transfer stamps or Taxes imposed on the transfer of the Assets pursuant to this Agreement) and Purchaser shall indemnify and hold harmless Seller from any such Taxes and the reasonable expense, if any, of contesting the liability for such Taxes.  The Parties shall cooperate (including by the provision of exemption certificates, documentation to support an occasional or isolated sale exemption, or other evidence or documentation) to reduce the amount of any such Taxes.  At the Closing, Purchaser shall pay to Seller any such Taxes required to be collected and remitted by Seller, and Seller shall prepare and file all Tax returns required to be filed with respect to such Taxes.

16.3Other Asset Taxes

.  All production, severance, excise, and other similar Taxes that are based upon production of, or income or revenues from, Hydrocarbons attributable to the Assets prior to the Effective Date shall be allocated to and borne by Seller, and all such Taxes relating to such production on or after the Effective Date shall be allocated to and borne by Purchaser. All sales, use, transfer, and similar Taxes arising from the acquisition or disposition of the Assets prior to the Effective Date shall be paid by Seller, and all such Taxes arising from the acquisition or disposition of the Assets on or after the Effective Date shall be paid by Purchaser.  The Party responsible for payment of such Tax shall prepare and file all Tax returns required to be filed in respect thereof. This Section 16.3 shall not apply to any Tax to the extent specifically otherwise provided elsewhere in this Agreement.

16.4Income Taxes

.  Each Party shall be responsible for its own income, franchise and similar Taxes and each Party shall indemnify and hold harmless the other Party with respect to such Taxes for which it is liable.

16.5Cooperation

.  Each Party shall cooperate with the other Party and provide the other Party with all information in its possession or to which it has access which may be reasonably required by the other Party in connection with the preparation of any Tax return relating to the Assets, the audit or examination of any such returns by any Tax authority, and the determination of or contest of any Tax relating to the Assets. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required at any time to disclose to the other Party any Tax returns or other confidential Tax information except to the extent required by Applicable Law or court order.

16.6Tax Indemnity

.  Seller shall indemnify and hold harmless Purchaser, and Purchaser shall indemnify and hold harmless Seller, in each case with respect to the payment of any Taxes for which the indemnifying Party is responsible pursuant to the provisions of this Article 16.    If a Party pays a Tax subject to indemnification by the other Party, the indemnifying Party shall promptly reimburse the payor Party, subject to any specific reimbursement terms provided elsewhere in this Agreement.

17.MISCELLANEOUS

17.1Entire Agreement

.  This Agreement, the Confidentiality Agreement dated May 25, 2017, between Seller and Purchaser (the “Confidentiality Agreement”), the General Assignment, the documents to be executed pursuant to this Agreement, and the attached Exhibits and Schedules constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein or in documents delivered pursuant hereto.  No supplement, amendment, alteration, modification, or waiver of this Agreement shall be binding unless executed in writing by the Parties.

17.2Waiver

.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

17.3Headings

.  The headings of articles and sections used in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  References herein to articles, sections, exhibits, and schedules are to articles, sections, exhibits, and schedules to this Agreement unless expressly stated otherwise.

17.4Assignment

.  Except as otherwise provided in Section 17.19, prior to the Closing, no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party, not to be unreasonably withheld.  Any assignment made in a manner not permitted by this Section 17.4, and such purported assignee shall have no rights, directly or indirectly, to enforce the rights of its purported assignor under this Agreement.  Except as otherwise provided in this Section 17.4, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors, assigns, and legal representatives.  No assignment or designation shall relieve the assigning Party from any obligation hereunder unless expressly so agreed by the other Party.

17.5No Third Party Beneficiaries

.  Nothing in this Agreement shall entitle any party other than Purchaser and Seller and their duly authorized successors or assigns (to the extent permitted by Section 17.4 above) to any claim, cause of action, remedy, or right of any kind.

17.6Governing Law

.  This Agreement, the other documents delivered pursuant hereto, and the legal relations between the Parties shall be governed and construed in accordance with the laws of the State of Oklahoma applicable to agreements made and to be performed wholly within the State of Oklahoma.  The validity of the various assignments or conveyances affecting the title to the Assets (and the warranties of title thereunder) shall be governed by and construed in accordance with the laws of the jurisdictions in which the Assets are located.

17.7Notices

.  Any notice, communication, request, instruction or other document required or permitted by this Agreement shall be given in writing by certified mail, return receipt requested, postage prepaid, or by prepaid air express, hand delivery, e-mail, or facsimile (except that notice given by facsimile or email shall be effective upon receipt only if received during normal business hours, and if received after normal business hours, such notice shall be deemed given at the commencement of normal business hours on the next business day) as follows:

If to Seller: Chaparral Energy, L.L.C. Attn: Joe Evans 701 Cedar Lake Boulevard Oklahoma City, Oklahoma 73114 Telephone: 405-426-4590 E-mail: joe.evans@chaparralenergy.com	If to Purchaser: Perdure Petroleum, LLC Attn: Tracy Evans 12012 Wickchester Lane, Suite 660 Houston, TX 77079 Telephone: 281-668-8485 E-mail: tevans@geofossilfuels.com

17.8Execution in Counterparts

.  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but such counterparts together shall constitute for all purposes one agreement.

17.9Expenses

.  Except as otherwise provided in this Agreement, each Party shall be solely responsible for all expenses incurred by it in connection with the transaction contemplated herein (including, without limitation, fees and expenses of its own counsel and accountants) and shall not be entitled to reimbursement therefor from the other Party.

17.10Confidentiality.

17.10.1

Seller’s and Purchaser’s respective obligations under the Confidentiality Agreement, to the extent relating to the Assets, shall terminate upon the Closing.  Purchaser agrees that if this Agreement is terminated for any reason whatsoever, Purchaser’s obligations under the Confidentiality Agreement shall continue in accordance with the terms thereof.

17.10.2

After the Closing, Seller agrees not to disclose geological, seismic and other proprietary data related to the Assets, or other information that Seller would treat as confidential if it were the owner of the Assets or any confidential information provided by Purchaser to Seller unless (i) the Purchaser shall have consented thereto in writing, (ii) disclosure is required pursuant to a court order or by subpoena or similar legal process, or (iii) disclosure is made on advice of its counsel, pursuant to a request by a Governmental Body, pursuant to Applicable Laws, or to comply with the rules and regulations of any stock exchange, or (iv) such information has been previously made public (except as a result of a breach of this Agreement); provided, however, Seller may disclose such information to its representatives, agents, attorneys, consultants, and auditors as needed, but in such event, the Seller shall use reasonable efforts to cause such persons to keep such information confidential.

17.11Exhibits and Schedules

.  All references in this Agreement to Exhibits shall be deemed to be references to such Exhibits as the same may be amended and supplemented by mutual agreement of the Parties through and as of the Closing, and all such Exhibits, as amended and supplemented, are hereby incorporated into this Agreement by reference; provided, that each Party may withhold its agreement to any such amendments in its sole discretion.

17.12Publicity; Public Disclosure

.  From and after the date hereof, prior to making any press or other similar release or public announcements regarding the transactions contemplated by this Agreement or public disclosure regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby as required by applicable securities or other laws or regulations, or the applicable rules of any stock exchange having jurisdiction over the disclosure Party or its Affiliates, each Party shall, to the extent legally permissible, consult with the other Party regarding the proposed contents thereof, but no approval thereof shall be required.

17.13Use of Seller’s Names

.  Purchaser agrees to use reasonable efforts, as soon as practicable after the Closing, but in any case no later than one hundred eighty (180) days after the Closing, to remove or cause to be removed from the Assets, to the extent it has knowledge of the existence of same, all names and marks used by Seller and all variations and derivatives thereof and logos relating thereto, and will not thereafter make any commercial use of such names, marks and logos.

17.14Severability

.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the contemplated transactions is not affected in any material adverse manner to either Party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the contemplated transactions are fulfilled to the extent possible.

17.15Affiliate

.  For purposes of this Agreement, the term “Affiliate” (whether capitalized or not) shall mean, when used with respect to a person or entity, any other person or entity (i) which directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned person or entity, or (ii) which beneficially owns, holds, or controls fifty percent (50%) or more of the interest of such first mentioned person or entity.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person or entity, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

17.16Survival; Certain Limitations.

17.16.1

The representations and warranties of Seller contained in (i) Sections 6.2.1, 6.2.2, 6.2.3 and 6.2.4 (the “Fundamental Representations”) shall survive the Closing until barred by the applicable statutes of limitations, (ii) Section 6.2.5 shall survive until sixty (60) days after the expiration of the applicable statute of limitations for assessment of the applicable Tax, and (iii) all other representations of Seller under Section 6.2 shall survive the Closing for a period of two hundred seventy (270) days.  The representations and warranties of Purchaser contained in Article 7 shall survive the Closing until barred by the applicable statutes of limitations.  The respective covenants of the Parties under this Agreement (i) to be performed at or prior to the Closing shall expire and be of no further force or effect after the date that is sixty (60) days following the Closing, and (ii) to be performed after the Closing shall survive the Closing until fully performed; provided, however, that any covenants of the Parties under this Agreement relating to Taxes shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the assessment of the applicable Tax.

17.16.2

In no event shall Seller have or incur any liability to Purchaser for any Costs incurred by Purchaser arising from a breach of a representation or warranty of Seller that is not a Fundamental Representation or a representation or warranty contained in Section 6.2.5:  (i)  for any individual claim for Costs that does not exceed $50,000.00 (the “Individual Threshold”); (ii) until Purchaser has suffered Costs (including the total amounts of all claims that exceed the Individual Threshold) in the aggregate in excess of an amount equal to three percent (3%) of the Purchase Price (the “Aggregate Indemnity Deductible”), after which point Seller will be obligated only to indemnify Purchaser from and against further Costs including only the total amount of all claims that exceed the Individual Threshold) in excess of the Aggregate Indemnity Deductible; and (iii) in the aggregate in excess of twenty percent (20%) of the Purchase Price.  Notwithstanding anything herein to the contrary, in no event will Seller’s aggregate liability under this Agreement exceed one hundred percent (100%) of the unadjusted Purchase Price.

17.17Attorney’s Fees

.  Any Party successfully pursuing a claim for the enforcement of any provision of this Agreement, including, without limitation, agreements of indemnity contained herein or any of the documents to be delivered pursuant hereto, shall be entitled to recover from the unsuccessful Party reasonable attorneys’ fees, court costs, and other expenses incurred by the successful Party in such action.

17.18Certain Limitations

.  Seller and PURCHASER agree that, except for the liquidated damages specifically provided for in Section 2.3, AND THE POSSIBILITY OF THE RECOVERY BY SELLER OF INCIDENTAL AND CONSEQUENTIAL DAMAGES AS SPECIFICALLY PROVIDED IN SECTION 15.2, the recovery by either Party of any damages suffered or incurred by it as a result of any breach by the other Party of any of its representations, warranties, COVENANTS or obligations under this Agreement shall be limited to the actual damages suffered or incurred by the nonbreaching Party as a result of the breach by the breaching Party of its representations, warranties or obligations hereunder and in no event shall the breaching Party be liable to the nonbreaching Party for any indirect, consequential, special, exemplary or punitive damages (including, without limitation, any damages on account of lost profits or opportunities, business interruption or lost or delayed production) suffered or incurred by the nonbreaching Party as a result of the breach by the breaching Party of any of its representations, warranties or obligations hereunder.  For purposes of the foregoing, actual damages may, however, include indirect, consequential, special, exemplary or punitive damages to the extent (i) the injuries or losses resulting in or giving rise to such damages are incurred or suffered by a person which is not Seller or Purchaser, as applicable, or its Affiliates and (ii) such damages are recovered against Seller or Purchaser, as applicable, by a person which is not Seller or Purchaser, as applicable, or its Affiliates.  This Section 17.18 shall operate only to limit a Party’s liability and shall not operate to increase or expand any contractual obligation of a party hereunder or cause any contractual obligation of a party hereunder to survive longer than provided in Section 17.16.

17.19Exchange

.  Seller shall have the right to utilize all or part of the Assets and the sales proceeds therefrom as part of a Tax deferred exchange pursuant to Section 1031 of the IRC and applicable state and local Tax laws.  In connection with an exchange, and notwithstanding the terms of Section 17.4, all or part of Seller’s rights under this Agreement may be assigned, without the need for Purchaser’s consent, to an intermediary, escrow agent, trustee, or other exchange accommodation party, provided that such assignment shall not relieve Seller of its obligations to Purchaser hereunder.  Purchaser shall cooperate with Seller in effecting such an exchange, including, without limitation, the execution of escrow instructions and other instruments, provided that:  (i) the acquisition and exchange of any exchange property shall not impose upon Purchaser any additional financial obligation other than as set out in this Agreement; (ii) Purchaser shall have no obligation to become a holder of record title to any exchange property; (iii) Seller shall indemnify and hold Purchaser harmless from any and all Costs which Purchaser incurs or to which Purchaser may be exposed as a result of Purchaser’s participation in the contemplated exchange, including reasonable attorneys’ fees and costs of defense; (iv) the Closing shall not be delayed or affected by reason of such exchange nor shall the consummation or accomplishment of such exchange be a condition precedent or condition subsequent to Seller’s obligations under this Agreement; (v) Purchaser shall not, by this Agreement or acquiescence to such exchange, have its rights under this Agreement affected or diminished in any manner; and (vi) Purchaser shall not, by this Agreement or acquiescence to such exchange, be responsible for compliance with or deemed to have warranted to Seller that such exchange in fact complies with Section 1031 of the IRC or any state or local Tax law.  If any type of exchange contemplated by Seller should fail to occur prior to Closing, for whatever reason, the sale of the Assets shall nonetheless be consummated as provided herein.

17.20Written Instructions

.  Each Party covenants and agrees that when any person becomes entitled to any distribution of the Performance Deposit or any Escrow Amount pursuant to any provision of this Agreement, each such Party shall promptly, and in any event within two (2) business days, execute and deliver to the Escrow Agent joint written instructions (a “Joint Direction”) setting forth the amounts to be distributed in accordance with this Agreement.  In furtherance and not in limitation of the foregoing, if any Party shall fail to execute and deliver a Joint Direction within the time period specified in this Section 17.20, any of Seller or Purchaser, as applicable, shall be entitled to receive the applicable distributions from the Escrow Agent promptly upon delivery to the Escrow Agent of a written instruction, order or judgment issued or entered by a court of competent jurisdiction setting forth the amount to be paid to such person.

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IN WITNESS WHEREOF, Purchaser and Seller have executed and delivered this Agreement as of the date first written above but effective as of the Effective Date.

SELLER:

Chaparral Energy, L.L.C., an Oklahoma limited liability company

By:
Name:  K. Earl Reynolds
Title:    Manager

Chaparral CO2, L.L.C., an Oklahoma limited liability company

By:
Name:  K. Earl Reynolds
Title:    Manager

Chaparral Real Estate, L.L.C., an Oklahoma limited liability company

By:
Name:  K. Earl Reynolds
Title:    Manager

PURCHASER:

Perdure Petroleum, LLC, a Delaware limited liability company

By:
Name:
Title:

Glossary of Defined Terms

“AAA” has the meaning given to it in Section 13.1.2 of the Agreement.

“Additional Consideration” has the meaning given to it in Section 2.2.1 of the Agreement.

“Adjusted Purchase Price” has the meaning given to it in Section 2.4 of the Agreement.

“Affiliate” has the meaning given to it in Section 17.15 of the Agreement.

“Aggregate Title Deductible” has the meaning given to it in Section 3.5.3 of the Agreement.

“Aggregate Environmental Deductible” has the meaning given to it in Section 5.5.3 of the Agreement.

“Agreement” has the meaning given to it in the introductory paragraph of this Agreement.

“Allocated Value” has the meaning given to it in Section 3.2.7 of the Agreement.

“Applicable Laws” has the meaning given to it in Section 5.6.1 of the Agreement.

“Assets” has the meaning given to it in Section 1.2 of the Agreement.

“Assumed Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“BIA Lease(s)” has the meaning given to it in Section 14.1 of the Agreement.

“Casualty Loss” has the meaning given to it in Section 4.1 of the Agreement.

“CERCLA” is defined in Section 5.6.3 of the Agreement.

“Claim Notice” has the meaning given to it in Section 13.5.1 of the Agreement.

“Closing” has the meaning given to it in Section 12.1 of the Agreement.

“Closing Adjustment Statement” has the meaning given to it in Section 12.3 of the Agreement.

“Closing Date” has the meaning given to it in Section 12.1 of the Agreement.

“Confidentiality Agreement” has the meaning given to it in Section 17.1 of the Agreement.

“Consent Interim Period” has the meaning given to it in Section 14.2 of the Agreement.

“Control,” “controlled by” and “under common control with” have the meanings given to them in Section 17.15 of the Agreement.

“Costs” has the meaning given to it in Section 3.1 of the Agreement.

“Cure Period” has the meaning given to it in Section 3.5.2.

“Customary Post-Closing Consents” has the meaning given to it in Section 3.2.2(iii) of the Agreement.

“Decision Notice” has the meaning given to it in Section 3.9.2 of the Agreement.

“Defect Expert” has the meaning given to it in Section 3.9.1 of the Agreement.

“Due Diligence Period” has the meaning given to it in Section 3.3 of the Agreement.

“Easements” has the meaning given to its in Section 1.2.10 of the Agreement.

“Effective Date” has the meaning given to it in Section 1.3 of the Agreement.

“Environmental Defect” has the meaning given to it in Section 5.6.2 of the Agreement.

“Environmental Defect Adjustment” has the meaning given to it in Section 5.4 of the Agreement.

“Environmental Defect Notice” has the meaning given to it in Section 5.3 of the Agreement.

“Environmental Laws” has the meaning given to it in Section 5.6.3 of the Agreement.

“Environmental Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“Escrow Agent” has the meaning given to it in Section 2.3 of the Agreement.

“Escrow Amount” has the meaning given in Section 2.5 of the Agreement.

“Existing Contracts” has the meaning given to it in Section 1.2.3 of the Agreement.

“Final Settlement Date” has the meaning given to it in Section 13.1.3 of the Agreement.

“Form 8594” has the meaning given to it in Section 2.6 of the Agreement.

“Gas Imbalance Adjustment” has the meaning given to it in Section 13.1.4 of the Agreement.

“General Assignment” has the meaning given to it in Section 12.5.1 of the Agreement.

“Good and Defensible Title” has the meaning given to it in Section 3.2.1 of the Agreement.

“Governmental Body” has the meaning given to it in Section 5.6.4 of the Agreement.

“Hedge Contract” means any contract to which Purchaser or any of its Affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value of any similar transaction or any combination of these transactions.

“Hedged Production” has the meaning given to it in Section 2.2.1 of the Agreement.

“Hydrocarbon Interests” has the meaning given to it in Section 1.2.1 of the Agreement.

“Hydrocarbons” has the meaning given to it in Section 1.2.2 of the Agreement.

“Indemnified Party” and “Indemnifying Party” have the meanings given to them in Section 13.5.1 of the Agreement.

“Individual Environmental Defect Threshold” has the meaning given to it in Section 5.6.5 of the Agreement.

“Individual Title Defect Threshold” has the meaning given to it in Section 3.2.4 of the Agreement.

“Interest Addition,” “Interest Addition Notice,” “Interest Addition Rejection Notice,” and “Interest Addition Value” have the meanings given to them in Section 3.7 of the Agreement.

“Interim Period” has the meaning given to it in Section 8.1 of the Agreement.

“IRC” and “Code” have the meanings given to them in Section 2.6 of the Agreement.

“Joint Direction” has the meaning given to it in Section 17.20 of the Agreement.

“Material Contracts” has the meaning given to it in Section 6.2.9 of the Agreement.

“Month” means a calendar month.

“Net Revenue Interest” has the meaning given to it in Section 3.2.1 of the Agreement.

“NORM” has the meaning given to it in Section 5.1 of the Agreement.

“Notice Period” has the meaning given to it in Section 13.5.1 of the Agreement.

“Oil and Gas Properties” shall mean the Properties, Units and Wells.

“Operations Period” has the meaning given to it in Section 8.3 of the Agreement.

“OSHA” has the meaning given to it in Section 5.6.3 of the Agreement.

“Party” and “Parties” have the meanings given to them in the introductory paragraph of the Agreement.

“Performance Deposit” has the meaning given to it in Section 2.3 of the Agreement.

“Permitted Encumbrances” has the meaning given to it in Section 3.2.2 of the Agreement.

“Permits” shall mean any permits, licenses, certificates of authority, franchises, concessions, registrations, consents or similar qualifications or authorizations issued, granted or given by or under authority of any Governmental Body.

“Personal Property” has the meaning given to it in Section 1.2.5 of the Agreement.

“Pipeline Assets” has the meaning given to it in Section 1.2.5 of the Agreement.

“Plugging and Abandonment” has the meaning given to it in Section 13.3.1 of the Agreement.

“Post-Closing Adjustment Statement” has the meaning given to it in Section 13.1.1 of the Agreement.

“Preliminary Amount” has the meaning given to it in Section 2.5 of the Agreement.

“Properties” and “Property” have the meaning given to them in Section 1.2.1 of the Agreement.

“Property Costs” all operating expenses (including costs of insurance), overhead charges under applicable operating agreements and capital expenditures (including rentals, options and other lease maintenance payments, broker fees and other property acquisition costs and costs of acquiring equipment), respectively, incurred in the ordinary course of business attributable to the use, operation, and ownership of the Assets, but excluding Costs attributable to (a) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising from personal injury or death, property damage, torts, breach of contract, improper calculation, reporting or payment of royalties or violation of any Applicable Law, (b) obligations relating to the abandonment or plugging of Wells, dismantling or decommissioning facilities, closing pits and restoring the surface around such Wells, facilities and pits, (c) Environmental Obligations, (d) obligations with respect to imbalances, (e) obligations to pay royalties or other interest owners revenues or proceeds relating to the Assets but held in suspense, including suspense funds, (f) title claims (including claims that the Properties have terminated), and (g) claims for indemnification or reimbursement from any third party with respect to costs of the types described in the preceding clauses (a) through (g), whether such claims are made pursuant to contract or otherwise.

“Property Taxes” has the meaning given to it in Section 16.1 of the Agreement.

“Purchase Price” has the meaning given to it in Section 2.2 of the Agreement.

“Purchaser” has the meaning given to it in the introductory paragraph of this Agreement.

“Purchaser Group” has the meaning given to it in Section 5.2.2 of the Agreement.

“Purchaser’s Actual Production” has the meaning given to it in Section 2.2.1 of the Agreement.

“Purchaser’s Environmental Assessment” and “Purchaser’s Environmental Consultant” have the meanings given to them in Section 5.2.1 of the Agreement.

“RCRA” is defined in Section 5.6.3 of the Agreement.

“Records” has the meaning given to it in Section 1.2.13 of the Agreement.

“Rejection Notice” has the meaning given to it in Section 3.5.1 of the Agreement.

“Remediation” has the meaning given to it in Section 5.6.6 of the Agreement.

“Remediation Amount” has the meaning given to it in Section 5.6.7 of the Agreement.

“Required Consent” a consent by a third party that, if not obtained prior to the assignment of Asset, expressly either (i) voids or nullifies the assignment with respect to such Asset, (ii) terminates Seller’s interest in the Asset subject to such consent or (iii) results in a breach that makes Purchaser or Seller liable for a material amount of damages; provided, however, that “Required Consent” does not include any (A) consent which by its terms cannot be unreasonably withheld or any Customary Post-Closing Consent, or (B) consent contained in any BIA Lease.

“Retained Liabilities” has the meaning given to it in Section 13.3.4 of the Agreement.

“SARA” is defined in Section 5.6.3 of the Agreement.

“Seller” has the meanings given to them in the introductory paragraph of this Agreement.

“Seller Group” has the meaning given to it in Section 3.1 of the Agreement.

“Tax” shall mean (i) all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, penalties, fines, interest, or additional amounts imposed by any Governmental Authority with respect thereto, and (ii) any liability described in clause (i) of any other Person that is imposed upon Seller as transferee or successor, by contract or otherwise, or as a result of being a member of an affiliated, consolidated, combined, or unitary group.

“Title Defect” has the meaning given to it in Section 3.2.3 of the Agreement.

“Title Defect Adjustment” has the meaning given to it in Section 3.4 of the Agreement.

“Title Defect Amount” has the meaning given to it in Section 3.2.6 of the Agreement.

“Title Defect Notice” has the meaning given to it in Section 3.3 of the Agreement.

“Title Defect Property” has the meaning given to it in Section 3.2.5 of the Agreement.

“Units” has the meaning given to it in Section 1.2.4 of the Agreement.

”Wells” has the meaning given to it in Section 1.2.5 of the Agreement.

“Working Interest” has the meaning given to it in Section 3.2.1 of the Agreement.